UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 6, 2025

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2025 to 30 June 2025

6 August 2025

Novo Nordisk's sales increased by 16% in Danish kroner and by 18% at constant exchange rates to DKK 154.9 billion in the first six months of 2025

•Operating profit increased by 25% in Danish kroner and 29% at constant exchange rates (CER) to DKK 72.2 billion.
•Sales in US Operations increased by 16% in Danish kroner (17% at CER). Sales in the US were positively impacted by gross-to-net sales adjustments related to prior years, including an adjustment related to the 340B provision of around DKK 3 billion in the second quarter of 2025. Sales in International Operations increased by 16% in Danish kroner (19% at CER).

•Sales within Diabetes and Obesity care increased by 16% in Danish kroner to DKK 145.4 billion (18% at CER), mainly driven by Obesity care growth of 56% in Danish kroner to DKK 38.8 billion (58% at CER) and GLP-1 diabetes sales growing 8% in Danish kroner (10% at CER). Rare disease sales increased by 14% measured in Danish kroner (15% at CER).

•Within R&D, Novo Nordisk will advance subcutaneous and oral amycretin into phase 3 development in weight management based on completed clinical studies during the first quarter of 2025. Further, within obesity, REDEFINE 11 has been initiated to investigate further the potential efficacy and safety of CagriSema, and semaglutide 7.2 mg (a higher dose of Wegovy®) has been submitted to the EU regulatory authorities.

•For the 2025 outlook, sales growth is now expected to be 8-14% at CER, and operating profit growth is now expected to be 10-16% at CER. Sales and operating profit growth reported in Danish kroner is now expected to be 3 and 5 percentage points lower than at CER, respectively. The lowered sales outlook for 2025 is driven by lower growth expectations for the second half of 2025, reflecting the persistent use of compounded GLP-1s, slower-than-expected market expansion and competition. The outlook is related to lower growth expectations for Wegovy® in the US obesity market, for Ozempic® in the US GLP-1 diabetes market as well as for Wegovy® in select IO markets. Novo Nordisk continues the global rollout of Wegovy® to more markets and invests in commercial activities towards driving market penetration for both Wegovy® and Ozempic®.

•In July, Novo Nordisk announced that Maziar Mike Doustdar will succeed Lars Fruergaard Jørgensen as president and chief executive officer. Further, Novo Nordisk announced that it has decided to consolidate its research and development areas under the leadership of Martin Holst Lange. Lastly, Emil Kongshøj Larsen will succeed Mike Doustdar as executive vice president, International Operations. All changes are effective 7 August.

PROFIT AND LOSS	H1 2025	H1 2024	Growth as reported	Growth at CER*
DKK million
Net sales	154,944	133,409	16%	18%
Operating profit	72,240	57,780	25%	29%

Net profit	55,537	45,457	22%	N/A
Diluted earnings per share (in DKK)	12.49	10.17	23%	N/A
* CER: Constant exchange rates (average 2024).
Lars Fruergaard Jørgensen, president and CEO: "While delivering 18% sales growth in the first half of 2025, we have lowered our full-year outlook due to lower growth expectations for our GLP-1 treatments in the second half of 2025. As a result, we are taking measures to sharpen our commercial execution further, and ensure efficiencies in our cost base while continuing to invest in future growth. With more than one billion people living with obesity globally, including more than 100 million living in the US, and only a few million on treatment, I am confident that under Mike Doustdar's leadership, Novo Nordisk will maximise the significant growth opportunities, supported by a strong product portfolio and future pipeline".

On 6 August 2025 at 13.00 CET, corresponding to 07.00 am EST, an earnings call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under 'Investors' (the contents of the company's website do not form a part of this Form 6-K).

Novo Nordisk A/S Investor Relations	Novo Alle 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 2 of 39
STRATEGIC ASPIRATIONS
STRATEGIC ASPIRATIONS 2025
The strategic aspirations are objectives that Novo Nordisk intends to work towards and are not a projection of Novo Nordisk's financial outlook or expected growth. Novo Nordisk intends to describe how its activities develop in relation to each of the four dimensions on an ongoing basis.

Performance highlights for the first six months of 2025 (blue indicates second-quarter development)

PERFORMANCE HIGHLIGHTS

Purpose and sustainability (ESG)
Progress towards zero environmental impact:
–Overall CO2e emissions (scope 1, 2 and full scope 3) increased by 31% compared to the first half of 2024
Adding value to society:
–Medical treatment provided to 42.8 million people living with diabetes and 2.9 million people living with obesity

Being recognised as a sustainable employer: –Share of women in senior leadership positions has increased to 43% from 41% end of June 2024
Innovation and therapeutic focus
Further raise innovation bar for Diabetes treatment:
–Ozempic® received positive opinion by CHMP for the treatment of peripheral arterial disease in the EU to
Develop superior treatment solutions for Obesity:
–CagriSema demonstrated superior weight loss in REDEFINE 2
–Oral semaglutide 25 mg for weight management submitted to the US regulatory authorities
–In-license agreements of a GLP-1/GIP/Glucagon triple agonist and two oral molecules, incl Septerna for GPCR targets
–Novo Nordisk to advance subcutaneous and oral amycretin for weight management into phase 3 clinical development
–Initiation of phase 3b REDEFINE 11 trial with CagriSema
–Semaglutide 7.2 mg submitted for regulatory approval in the EU
–Once-weekly GLP-1/GIP development terminated in weight management

Strengthen and progress Rare disease pipeline:
–Sogroya® non-replacement indications submitted in US and Japan
–Alhemo® (concizumab) for the treatment of haemophilia A and B without inhibitors, received positive CHMP opinion in the EU and is approved in the US

Establish presence in Cardiovascular & Emerging Therapy Areas:
–Semaglutide 2.4 mg in MASH submitted for regulatory approval in Japan, the EU and in the US, in which it has been granted priority review
–Phase 2 trial with zalfermin in MASH completed, and development terminated
–Phase 2 trial with CDR132L completed and initiation of two further phase 2 trials in patients with chronic heart failure and preserved or reduced ejection fraction

Commercial execution
Strengthen diabetes leadership to more than one-third: –Diabetes value market share declined by 1.4 percentage points to 32.6% (MAT)
More than DKK 25 billion* in Obesity care sales by 2025:
–Obesity care sales increased by 58% (CER) to DKK 38.8 billion

Secure a sustained growth outlook for Rare Disease:
–Rare disease sales increased by 15% (CER) to DKK 9.5 billion
e-t

Financials
Deliver solid sales and operating profit growth:
–Sales growth of 18% (CER)
–Operating profit growth of 29% (CER), impacted by the impairment loss related to ocedurenone in 2024 and partially countered by impact related to the acquisition of the three former Catalent manufacturing sites

Drive operational efficiencies:
–Operational leverage reflecting sales growth

Enable attractive capital allocation to shareholders:
–Free cash flow of DKK 33.6 billion
–DKK 36.5 billion returned to shareholders
–Interim dividend for 2025 of DKK 3.75 for each Novo Nordisk A and B share of DKK 0.10 will be paid in August 2025.
e

* on a full-year basis.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 3 of 39
PERFORMANCE HIGHLIGHTS
FINANCIAL HIGHLIGHTS FOR THE FIRST SIX MONTHS OF 2025

PROFIT AND LOSS	H1 2025	H1 2024	% change H1 2025 to H1 2024	% change H1 2025 to H1 2024 at CER¹
(Amounts are in DKK million, except for earnings per share)

Net sales	154,944	133,409	16%	18%

Gross profit	129,208	113,219	14%	16%
Gross margin	83.4%	84.9%

Sales and distribution costs	(32,425)	(28,190)	15%	15%
Percentage of sales	20.9%	21.1%

Research and development costs	(21,998)	(24,772)	(11%)	(11%)
Percentage of sales	14.2%	18.6%

Administrative costs	(2,536)	(2,314)	10%	11%
Percentage of sales	1.6%	1.7%

Other operating income and expenses	(9)	(163)	N/A	N/A

Operating profit (EBIT)	72,240	57,780	25%	29%
Operating margin	46.6%	43.3%

Financial items (net)	(1,402)	(530)	N/A	N/A

Profit before income taxes	70,838	57,250	24%	N/A

Income taxes	(15,301)	(11,793)	30%	N/A
Effective tax rate	21.6%	20.6%

Net profit	55,537	45,457	22%	N/A
Net profit margin	35.8%	34.1%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	8,663	11,759	(26%)	N/A
Capital expenditure (PP&E)	28,083	18,944	48%	N/A
Net cash generated from operating activities	65,376	64,817	1%	N/A
Free cash flow[1]	33,571	41,309	(19%)	N/A
EBITDA[1]	80,903	69,539	16%	19%
Adjusted net profit[1]	58,569	52,244	12%	N/A

Total assets	482,153	369,383	31%	N/A
Equity	168,066	112,522	49%	N/A
Equity ratio	34.9%	30.5%

Diluted earnings per share / ADR (in DKK)	12.49	10.17	23%	N/A

Full-time equivalent employees end of period	78,387	69,260	13%	N/A

1) See appendix 7: Non-IFRS financial measures (additional information).

These unaudited consolidated financial statements for the first six months of 2025 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and additional Danish disclosure requirements for listed companies.
The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2024 of Novo
Nordisk.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 4 of 39
COMMERCIAL EXECUTION
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS
Sales grew by 16% measured in Danish kroner and by 18% at CER in the first six months of 2025, driven by Obesity care sales growth of 58% (CER) and Diabetes care sales growth of 8% (CER). Rare disease sales increased by 15% (CER).

Sales split per therapy	Sales H1 2025 DKK million	Sales H1 2024 DKK million	Growth as reported	Growth at CER	Share of growth at CER
Diabetes and Obesity care segment

Injectable GLP-1	66,592	61,086	9%	10%	27%
- Ozempic®	64,520	56,685	14%	15%	37%
- Victoza®	2,072	4,401	(53%)	(52%)	(10%)
Rybelsus®	11,348	10,931	4%	5%	3%

Total GLP-1	77,940	72,017	8%	10%	30%

Long-acting insulin[1]	9,855	9,902	0%	1%	0%

Premix insulin[2]	5,449	5,404	1%	1%	1%

Fast-acting insulin[3]	9,594	8,355	15%	15%	5%

Human insulin	2,845	3,316	(14%)	(11%)	(2%)

Total insulin	27,743	26,977	3%	4%	4%

Other Diabetes care[4]	927	1,116	(17%)	(16%)	(1%)

Total Diabetes care	106,610	100,110	6%	8%	33%

Wegovy®	36,888	21,036	75%	78%	70%
Saxenda®	1,908	3,903	(51%)	(50%)	(8%)

Total Obesity care	38,796	24,939	56%	58%	62%

Diabetes and Obesity care total	145,406	125,049	16%	18%	95%

Rare disease segment
Rare blood disorders[5]	6,017	5,752	5%	6%	1%

Rare endocrine disorders[6]	2,732	1,843	48%	49%	4%

Other Rare disease[7]	789	765	3%	4%	0%

Rare disease total	9,538	8,360	14%	15%	5%

Total sales	154,944	133,409	16%	18%	100%

1) Comprises Tresiba®, Xultophy®, Levemir® and Awiqli®.
2) Comprises Ryzodeg® and NovoMix®.
3) Comprises Fiasp® and NovoRapid®.
4) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
5) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
6) Primarily Norditropin® and Sogroya®.
7) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 5 of 39
DIABETES AND OBESITY CARE
Diabetes care, sales and market share development
Sales in Diabetes care increased by 6% measured in Danish kroner and by 8% at CER to DKK 106,610 million, mainly driven by growth of GLP-1-based products. Novo Nordisk's global diabetes value market share decreased by 1.4 percentage points over the last 12 months to 32.6%. The market share development was driven by market share losses in US Operations and International Operations. In IO countries, tirzepatide is categorised under GLP-1 diabetes only in IQVIA data, despite having indications for Diabetes and Obesity in most launched countries. Novo Nordisk has a strategic aspiration of strengthening the Diabetes care leadership, aiming at reaching a global value market share of more than one-third in 2025. Novo Nordisk has a total GLP-1 volume market share, across Diabetes and Obesity care, of 62.1% globally. Within the US and IO, Novo Nordisk has a total GLP-1 volume market share of 51.1% and 71.0%, respectively.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from May 2024 and May 2025 provided by the independent data provider IQVIA. EUCAN covers Europe and Canada, Emerging Markets covers mainly Latin America, the Middle East and Africa. APAC covers Japan, Korea, Oceania, and Southeast Asia. Region China covers Mainland China, Hong Kong and Taiwan.

Diabetes care, development per geographical area	Novo Nordisk’s share of the total diabetes market (value, MAT)		Diabetes care, sales development

	May	May	Sales H1 2025 DKK million	Growth at CER
	2025	2024

Global	32.6%	34.0%	106,610	8%
US Operations	33.8%	35.0%	58,106	10%
International Operations	29.1%	31.0%	48,504	5%
- EUCAN *	33.3%	35.9%	21,619	8%
- Emerging Markets **	27.3%	29.0%	11,705	7%
- APAC ***	17.9%	18.9%	6,467	4%
- Region China ****	31.7%	33.3%	8,713	(4%)

Source: IQVIA, May 2025 data. *Data for EUCAN available for 26 European markets and Canada representing approximately 98% of Novo Nordisk’s Diabetes care in the area. **Data for Emerging Markets available for 13 markets representing approximately 80% of Novo Nordisk’s Diabetes care in the area. ***Data for APAC available for five markets representing approximately 78% of Novo Nordisk’s Diabetes care in the area ****Data for mainland China, excluding Hong Kong and Taiwan. In IO countries, tirzepatide is categorised under GLP-1 diabetes only, despite having indications for diabetes and obesity in most launched countries.

GLP-1-based therapies for type 2 diabetes
Sales of GLP-1-based products for type 2 diabetes (Rybelsus®, Ozempic® and Victoza®) increased by 8% measured in Danish kroner and by 10% at CER to DKK 77,940 million. The estimated global GLP-1 share of total diabetes prescriptions increased to 7.1% compared with 6.3% 12 months ago. It is possible for a patient to have a prescription for more than one diabetes treatment. Novo Nordisk is the global market leader in the diabetes GLP-1 segment with a 51.9% value market share.

GLP-1 diabetes, development per geographical area	Novo Nordisk's share of the diabetes GLP-1 market (value, MAT)		GLP-1 diabetes, sales development

	May	May	Sales H1 2025 DKK million	Growth at CER
	2025	2024

Global	51.9%	56.1%	77,940	10%
US Operations	50.4%	53.4%	49,944	9%
International Operations	61.8%	73.6%	27,996	10%
- EUCAN *	63.0%	74.3%	14,995	15%
- Emerging Markets **	55.9%	68.1%	6,204	13%
- APAC ***	54.2%	75.7%	3,575	11%
- Region China ****	81.5%	79.2%	3,222	(11%)

Source: IQVIA, May 2025 data. Data for EUCAN available for 26 European markets and Canada representing approximately 98% of Novo Nordisk’s Diabetes care in the area. **Data for Emerging Markets available for 13 markets representing approximately 80% of Novo Nordisk’s Diabetes care in the area. ***Data for APAC available for five markets representing approximately 78% of Novo Nordisk’s Diabetes care in the area ****Data for mainland China, excluding Hong Kong and Taiwan. Note: the estimated GLP-1 share of prescriptions is based on volume packs from IQVIA. Volume packs are converted into full-year patients/prescriptions based on WHO assumptions for average daily doses, or if not available, Novo Nordisk assumptions. In IO countries, tirzepatide is categorised under GLP-1 diabetes only, despite having indications for diabetes and obesity in most launched countries.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 6 of 39
Ozempic® sales increased by 14% measured in Danish kroner and by 15% at CER to DKK 64,520 million. Sales growth was driven by both US Operations and International Operations.

Rybelsus® sales increased by 4% measured in Danish kroner and by 5% at CER to DKK 11,348 million. Sales growth was driven by International Operations, mainly within EUCAN and APAC, offset by decreasing sales in US Operations.

Victoza® sales decreased by 53% measured in Danish kroner and by 52% at CER to DKK 2,072 million. The decline was driven by the GLP-1 diabetes market moving towards once-weekly treatments in both US Operations and International Operations.

US Operations
Sales of GLP-1 Diabetes care products in US Operations increased by 8% measured in Danish kroner and by 9% at CER. The sales increase was driven by continued uptake of Ozempic®, partially countered by Victoza® and Rybelsus®. Ozempic® sales in the US were positively impacted by gross-to-net sales adjustments related to prior years. Novo Nordisk is the market leader with a 50.4% value market share. The estimated GLP-1 share of total diabetes prescriptions has increased to 19.1% compared with 16.7% 12 months ago.

Sales growth in US Operations was mainly driven by a prescription volume growth of the GLP-1 class around 15% in the second quarter of 2025 compared with the second quarter of 2024, countered by a decline in market share. Novo Nordisk's share of total monthly prescriptions was 46.5%, while the share of new-to-brand prescriptions amounts to 40.1%.

International Operations
Sales of GLP-1 Diabetes care products in International Operations increased by 8% measured in Danish kroner and by 10% at CER. The estimated GLP-1 share of total diabetes prescriptions has increased to 5.0% compared with 4.4% 12 months ago. Novo Nordisk is the market leader with a value market share of 61.8% compared with 73.6% 12 months ago.

EUCAN
Sales of GLP-1 Diabetes care products in EUCAN increased by 14% measured in Danish kroner and by 15% at CER. The sales growth mainly reflects the uptake of Ozempic® and Rybelsus®. The estimated GLP-1 share of total diabetes prescriptions has increased to 9.4% compared with 8.4% 12 months ago. Novo Nordisk is the market leader in EUCAN with a value market share of 63.0%.

Emerging Markets
Sales of GLP-1 Diabetes care products in Emerging Markets increased by 6% measured in Danish kroner and by 13% at CER. The sales growth reflects increased sales of Ozempic® as well as higher sales of Victoza®. The estimated GLP-1 share of total diabetes prescriptions has increased to 2.9% compared with 2.3% 12 months ago. Novo Nordisk is the market leader in Emerging markets with a value market share of 55.9%.

APAC
Sales of GLP-1 Diabetes care products in APAC increased by 11% in both Danish kroner and at CER. The sales growth reflects increased sales of Rybelsus® and Ozempic®, partially offset by lower sales of Victoza®. The estimated GLP-1 share of total diabetes prescriptions has increased to 2.9% compared with 2.3% 12 months ago. Novo Nordisk is the market leader with a value market share of 54.2%.

Region China
Sales of GLP-1 Diabetes care products in Region China decreased by 13% measured in Danish kroner and by 11% at CER. The sales decline is driven by lower sales of Ozempic® as well as Victoza®. Ozempic® is negatively impacted by wholesaler inventory movements. The GLP-1 share of total diabetes prescriptions has decreased to 3.1% compared with 3.6% 12 months ago. Novo Nordisk is the market leader in Region China with a value market share of 81.5%.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 7 of 39
Insulin
Sales of insulin increased by 3% measured in Danish kroner and by 4% at CER to DKK 27,743 million.

Insulin, development per geographical area	Novo Nordisk’s share of the total insulin market (volume, MAT)		Insulin, sales development

	May	May	Sales H1 2025 DKK million	Growth at CER
	2025	2024

Global	43.3%	44.9%	27,743	4%
US Operations	30.1%	34.9%	8,081	17%
International Operations	46.9%	47.8%	19,662	(1%)
- EUCAN *	45.1%	45.4%	6,361	(5%)
- Emerging Markets **	51.8%	51.8%	5,357	2%
- APAC ***	53.7%	56.3%	2,754	(3%)
- Region China ****	40.2%	41.1%	5,190	3%

Source: IQVIA, May 2025 data. Data for EUCAN available for 26 European markets and Canada representing approximately 98% of Novo Nordisk’s Diabetes care in the area. **Data for Emerging Markets available for 13 markets representing approximately 80% of Novo Nordisk’s Diabetes care in the area. ***Data for APAC available for five markets representing approximately 78% of Novo Nordisk’s Diabetes care in the area ****Data for mainland China, excluding Hong Kong and Taiwan.

US Operations
Sales of insulin in US Operations increased by 16% measured in Danish kroner and by 17% at CER. The sales increase in US Operations was impacted by gross to net adjustments related to prior years as well as channel and payer mix, partially countered by a decline in volume. Novo Nordisk has a volume market share of 30.1% of the total US insulin market.

International Operations
Sales of insulin in International Operations decreased by 2% measured in Danish kroner and by 1% at CER. The sales decrease at CER was mainly driven by EUCAN. Novo Nordisk has a volume market share of 46.9% of the total insulin market in International Operations.

EUCAN
Sales of insulin in EUCAN decreased by 6% measured in Danish kroner and by 5% at CER. The sales decrease at CER was driven by long-acting insulin, fast-acting insulin and human insulin. Novo Nordisk has a volume market share of 45.1% of the total insulin market.

Emerging Markets
Sales of insulin in Emerging Markets increased by 2% in both Danish kroner and at CER. The sales increase at CER was mainly driven by premix insulin and long-acting insulin, partially countered by human insulin. Novo Nordisk has a volume market share of 51.8% of the total insulin market.

APAC
Sales of insulin in APAC decreased by 5% measured in Danish kroner and by 3% at CER. The sales decrease at CER was mainly driven by human insulin, premix insulin and fast-acting insulin. Novo Nordisk has a volume market share of 53.7% of the total insulin market.

Region China
Sales of insulin in Region China increased by 2% measured in Danish kroner and by 3% at CER. The sales increase at CER was mainly driven by long-acting insulin, partially countered by fast-acting insulin. Novo Nordisk has a volume market share of 40.2% of the total insulin market.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 8 of 39
Obesity care
Sales of Obesity care products, Wegovy® and Saxenda®, increased by 56% measured in Danish kroner and by 58% at CER to DKK 38,796 million. Sales growth was driven by both US Operations and International Operations. The volume growth of the global branded obesity market was 141%. Novo Nordisk is the global market leader with a branded volume market share of 64.6%.

Obesity care, development per geographical area	Global branded obesity market growth (Volume, MAT)	Obesity care, sales development

	May	Sales H1 2025 DKK million	Growth at CER
	2025

Global	141%	38,796	58%
US Operations	160%	24,899	36%
International Operations	113%	13,897	125%
- EUCAN *	78%	7,060	64%
- Emerging Markets **	150%	3,260	157%
- APAC ***	372%	2,715	361%
- Region China ****	N/A	862	0%

Source: IQVIA, May 2025 data. *Data for EUCAN available for 26 European markets and Canada representing approximately 93% of Novo Nordisk’s Obesity care sales in the area. **Data for Emerging Markets available for 10 markets representing approximately 76% of Novo Nordisk’s Obesity care sales in the area. ***Data for APAC available for four markets representing approximately 54% of Novo Nordisk’s Obesity care sales in the area. **** Branded obesity market data for mainland China, excluding Hong Kong and Taiwan, is not fully covered by global IQVIA data. In IO countries, tirzepatide is categorised under GLP-1 diabetes only, despite having indications for diabetes and obesity in most launched countries.

Wegovy® sales increased by 75% measured in Danish kroner and by 78% at CER to DKK 36,888 million. Sales of Saxenda® decreased by 51% measured in Danish kroner and by 50% at CER to DKK 1,908 million as the obesity care market is moving towards once-weekly treatments.

US Operations
Sales of Obesity care products in US Operations increased by 34% measured in Danish kroner and by 36% at CER to DKK 24,899 million. Sales of Wegovy® increased by 36% measured in Danish kroner and by 37% at CER to DKK 24,716 million, driven by increased volumes, partially countered by lower realised prices. In the US, Wegovy® has around 280,000 weekly prescriptions, and the volume growth of the branded obesity market in the US was 160%. Prescriptions via NovoCare® Pharmacy (incl TeleHealth partnerships) are now captured by independent data provider IQVIA. The volume of compounded GLP-1s in the US is estimated to have impacted the uptake of Wegovy® prescriptions as well as the growth of the branded obesity market during the first half of 2025.

Despite the expiry of the FDA grace period for mass compounding on 22 May 2025, Novo Nordisk market research shows that unsafe and unlawful mass compounding has continued, and that multiple entities continue to market and sell compounded GLP-1s under the false guise of ‘personalisation’. Novo Nordisk is pursuing multiple strategies, including litigation, to protect patients from knockoff ‘semaglutide’ drugs. Novo Nordisk is deeply concerned that, without intervention by federal and state regulators and law enforcement, patients will continue to be exposed to the significant risks posed by knockoff ‘semaglutide’ drugs made with illicit foreign active pharmaceutical ingredients.

While unsafe and unlawful compounding has continued, the Wegovy® penetration within the cash channel has been lower than expected. Within this channel, NovoCare® Pharmacy was launched in March 2025. Wegovy® prescriptions via NovoCare® Pharmacy (including TeleHealth collaborations) amount to around 10,000 total weekly prescriptions, in addition to around 17,000 weekly prescriptions in the retail cash channel. Novo Nordisk will continue to invest in expanding direct-to-patient initiatives such as NovoCare® Pharmacy and further collaborations with telehealth organisations.

Within the insured channel, Novo Nordisk continues to engage in additional commercial initiatives and expects a regulatory decision around the Wegovy® MASH indication during the third quarter of 2025. Effective 1 July 2025, Wegovy® is now the only GLP-1 medicine covered for obesity care in CVS national template formulary. Novo Nordisk continues to work on expanding channels and access to Wegovy® in the US.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 9 of 39
International Operations
Sales of Obesity care products in International Operations increased by 117% measured in Danish kroner and by 125% at CER to DKK 13,897 million. Sales of Wegovy® increased by 320% measured in Danish kroner and by 335% at CER to DKK 12,172 million. Wegovy® has now been launched in around 35 countries in International Operations. This was partially countered by sales of Saxenda® in International Operations decreasing by 51% measured in Danish kroner and by 49% at CER to DKK 1,725 million. The volume growth of the branded obesity market in International Operations was 113%.

EUCAN
Sales of Obesity care products in EUCAN increased by 62% measured in Danish kroner and by 64% at CER to DKK 7,060 million, driven by Wegovy®, partially countered by declining Saxenda® sales. The volume growth of the branded obesity market in EUCAN was 78%.

Emerging Markets
Sales of Obesity care products in Emerging Markets increased by 135% measured in Danish kroner and by 157% at CER to DKK 3,260 million, driven by Wegovy®, partially countered by declining Saxenda® sales. The volume growth of the branded obesity market in Emerging Markets was 150%.

APAC
Sales of Obesity care products in APAC increased by 339% measured in Danish kroner and by 361% at CER to DKK 2,715 million, driven by uptake of Wegovy®, partially countered by declining Saxenda® sales. The volume growth of the branded obesity market in APAC was 372%.

Region China
Sales of Obesity care products in Region China amounted to DKK 862 million, driven by the launch of Wegovy®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 10 of 39
Rare disease, sales development
Rare disease sales increased by 14% measured in Danish kroner and by 15% at CER to DKK 9,538 million. Sales of rare endocrine disorder products increased by 48% measured in Danish kroner and by 49% at CER to DKK 2,732 million. Sales of rare blood disorder products increased by 5% measured in Danish kroner and by 6% at CER to DKK 6,017 million.

Rare disease, development per geographical area	Rare disease, sales development

	Sales H1 2025 DKK million	Growth at CER

Global	9,538	15%
US Operations	4,274	23%
International Operations	5,264	10%
- EUCAN	2,533	1%
- Emerging Markets	1,369	6%
- APAC	1,027	22%
- Region China	335	93%

US Operations
Rare disease sales in US Operations increased by 22% measured in Danish kroner and by 23% at CER. The sales increase was mainly driven by Rare endocrine disorder products, increasing by 66% measured in Danish kroner and by 67% at CER. The sales increase was driven primarily by Norditropin®, positively impacted by channel and payer mix and Sogroya® launch uptake. Further, sales of Norditropin® in 2024 were negatively impacted by a reduction of manufacturing output. Rare blood disorder products increased by 5% measured in Danish kroner and by 6% at CER, mainly driven by increased NovoSeven® and Alhemo® sales, partially countered by sales of haemophilia A products.

International Operations
Rare disease sales in International Operations increased by 9% measured in Danish kroner and by 10% at CER. Rare endocrine disorder products increased by 31% measured in Danish kroner and by 30% at CER, driven by Norditropin® due to improvements in manufacturing output as well as Sogroya® launch uptake. Sales of rare blood disorder products increased by 4% measured in Danish kroner and by 6% at CER, driven by higher haemophilia B and Alhemo® sales.

EUCAN
Rare disease sales increased by 1% in both Danish kroner and at CER. Sales of rare endocrine disorder products increased by 18% in both Danish kroner and at CER. Sales of rare blood disorder products decreased by 2% in both Danish kroner and CER, mainly driven by lower sales of haemophilia A products.

Emerging Markets
Rare disease sales increased by 4% measured in Danish kroner and by 6% at CER. Sales of rare endocrine disorder products increased by 47% measured in Danish kroner and by 44% at CER, driven by sales of both Norditropin® and Sogroya®. Sales of rare blood disorder products decreased by 6% measured in Danish kroner and by 3% at CER, mainly driven by lower NovoSeven® sales.

APAC
Rare disease sales increased by 22% in both Danish kroner and at CER. Sales of rare endocrine disorder products increased by 32% measured in Danish kroner and by 31% at CER, driven by sales of both Norditropin® and Sogroya®. Sales of rare blood disorder products increased by 19% measured in Danish kroner and by 21% at CER, driven by higher sales of Alhemo®.

Region China
Rare disease sales increased by 88% measured in Danish kroner and by 93% at CER. This is driven by rare blood disorders, which increased by 93% measured in Danish kroner and by 97% at CER, mainly due to increased haemophilia A sales and positively impacted by timing of shipments, mainly for NovoSeven®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 11 of 39
GEOGRAPHIC SALES DEVELOPMENT
Sales increased by 16% measured in Danish kroner and by 18% at CER to DKK 154,944 million in the first six months of 2025. In US Operations, sales increased by 16% measured in Danish kroner and by 17% at CER. Sales growth in the first six months of 2025 was positively impacted by gross-to-net sales adjustments related to prior years, including an adjustment related to the 340B provision of around DKK 3 billion in the second quarter. As of 30 June 2025, the provision for 340B statutory discounts amounts to USD 4.2 billion. Sales in International Operations increased by 16% measured in Danish kroner and by 19% at CER.

As of January 2025, North America Operations and International Operations were reorganised and financial reporting was divided into US Operations and International Operations. Please see appendix 8 for a breakdown of sales per area in 2024.

Sales split per geographical area	Sales H1 2025 DKK million	Growth as reported	Growth at CER	Share of growth at CER

US Operations	87,279	16%	17%	54%

International Operations	67,665	16%	19%	46%
- EUCAN	31,212	15%	16%	19%
- Emerging Markets	16,334	17%	22%	13%
- APAC	10,209	32%	35%	12%
- Region China	9,910	5%	6%	2%

Total sales	154,944	16%	18%	100%
US Operations
Sales in US Operations increased by 16% measured in Danish kroner and by 17% at CER. The sales increase reflects Obesity care sales growing by 36% at CER, estimated to be negatively impacted by compounded GLP-1s, and GLP-1 diabetes sales growing by 9% at CER, including an adjustment related to the 340B provision of around DKK 3 billion in the second quarter of 2025. Insulin sales are increasing by 17% at CER, and Rare disease products are growing by 23% at CER.

International Operations
Sales in International Operations increased by 16% measured in Danish kroner and by 19% at CER. Sales growth was driven by Obesity care sales growing by 125% at CER and GLP-1 diabetes sales growing by 10% at CER. GLP-1 diabetes sales growth was negatively impacted by periodic supply constraints. Insulin sales decreased by 1% at CER, also negatively impacted by periodic supply constraints, while Rare disease sales increased by 10% at CER.

EUCAN
Sales in EUCAN increased by 15% measured in Danish kroner and by 16% at CER. Sales growth was driven by Obesity care, which grew by 64% at CER. Diabetes care sales increased by 8% at CER, driven by GLP-1 diabetes sales growing by 15% at CER, while insulin sales decreased by 5% at CER. Rare disease sales increased by 1% at CER.

Emerging Markets
Sales in Emerging Markets increased by 17% measured in Danish kroner and by 22% at CER. Sales growth was driven by Obesity care, which grew by 157% at CER. Diabetes care sales increased by 7% at CER, driven by GLP-1 diabetes sales growing by 13% at CER, and insulin sales increasing by 2% at CER. Rare disease sales increased by 6% at CER.

APAC
Sales in APAC increased by 32% measured in Danish kroner and by 35% at CER. Sales growth was driven by Obesity care sales increasing by 361% at CER and Diabetes care growing by 4% at CER, reflecting GLP-1 diabetes sales growing 11% at CER. Rare disease sales increased by 22% at CER.

Region China
Sales in Region China increased by 5% measured in Danish kroner and by 6% at CER. The sales increase at CER was driven by Obesity care sales amounting to DKK 862 million. GLP-1 diabetes sales decreased by 11% at CER negatively impacting wholesaler inventory movements. Insulin sales increased by 3% at CER, and Rare disease sales by 93% at CER.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 12 of 39
FINANCIALS
DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 27% in both Danish kroner and at CER to DKK 25,736 million, resulting in a gross margin of 83.4%, measured in Danish kroner, compared with 84.9% in the first six months of 2024. The decline in gross margin mainly reflects amortisations and depreciations related to Catalent as well as costs related to ongoing capacity expansions. This is partially countered by a positive product mix driven by increased sales of GLP-1-based treatments.

Sales and distribution costs increased by 15% in both Danish kroner and at CER to DKK 32,425 million. The increase in costs is driven by both US Operations and International Operations. In US Operations, the cost increase is mainly driven by promotional activities related to Wegovy® and Ozempic®. In International Operations, the increase is primarily related to the Wegovy® launch and promotional activities. Sales and distribution costs amounted to 20.9% as a percentage of sales.

Research and development costs decreased by 11% in both Danish kroner and CER to DKK 21,998 million, driven by the impairment loss related to ocedurenone of DKK 5.7 billion and other impairments of intangible assets in 2024. This is partially countered by increasing investments within Obesity care and reflecting increased late-stage clinical trial activity as well as increased early research activities. Research and development costs amounted to 14.2% as a percentage of sales.

Administration costs increased by 10% measured in Danish kroner and by 11% at CER to DKK 2,536 million, or 1.6% of sales.

Other operating income and expenses (net) showed a loss of DKK 9 million compared to a loss of DKK 163 million in 2024. This is driven by transaction costs related to the Catalent acquisition during the first half of 2024.

Operating profit increased by 25% measured in Danish kroner and by 29% at CER to DKK 72,240 million, mainly impacted by the impairment loss related to ocedurenone in 2024, partially countered by impacts related to the acquisition of the three former Catalent manufacturing sites. EBITDA increased by 16% measured in Danish kroner and by 19% at CER.

Financial items (net) showed a net loss of DKK 1,402 million, compared with a net loss of DKK 530 million in the first six months of 2024. This primarily reflects financing costs related to the funding of the Catalent transaction.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for Novo Nordisk have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a net gain of DKK 20 million compared with a net loss of DKK 461 million in the first six months of 2024.

At the end of June 2025, a positive market value of financial contracts of approximately DKK 10.9 billion had been deferred for recognition in 2025 and 2026.

The effective tax rate was 21.6% in the first six months of 2025, compared with an effective tax rate of 20.6% in the first six months of 2024.

Net profit increased by 22% to DKK 55,537 million, and diluted earnings per share increased by 23% to DKK 12.49.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 13 of 39
KEY DEVELOPMENTS IN THE SECOND QUARTER OF 2025
Sales in the second quarter of 2025 increased by 13% measured in Danish kroner and by 18% at CER compared to the second quarter of 2024. Sales growth in US Operations 2025 was positively impacted by gross-to-net sales adjustments related to prior years, including an adjustment related to the 340B provision of around DKK 3 billion in the second quarter of 2025. Operating profit increased by 29% measured in Danish kroner and by 40% at CER, impacted by the impairment loss related to ocedurenone in the second quarter of 2024, partially countered by impacts related to the acquisition of the three former Catalent manufacturing sites. Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for additional details on sales in the second quarter of 2025.

Sales split per geographical area	Sales Q2 2025 DKK million	Growth as reported	Growth at CER	Share of growth at CER

US Operations	42,963	12%	18%	55%
International Operations	33,894	14%	18%	45%
- EUCAN	16,447	18%	20%	23%
- Emerging Markets	7,544	12%	20%	11%
- APAC	5,615	40%	45%	15%
- Region China	4,288	(14%)	(9%)	(4%)

Total sales	76,857	13%	18%	100%

The increase in global sales of 18% at CER was driven by increased sales across the portfolio. GLP-1 diabetes sales increased by 8% at CER, and Obesity care sales increased by 53% at CER. Insulin sales increased by 5% at CER, and Rare disease sales increased by 28% at CER.

US Operations
Sales in US Operations increased by 12% measured in Danish kroner and by 18% at CER. Sales growth in the second quarter of 2025 was positively impacted by gross-to-net sales adjustments related to prior years, including an adjustment related to the 340B provision of around DKK 3 billion in the second quarter of 2025. Sales growth was driven by GLP-1 diabetes sales growing by 9% at CER. Ozempic® sales growth was positively impacted by gross-to-net sales adjustments related to prior years. Obesity care sales increased by 32% at CER. Insulin sales increased by 23% at CER, positively impacted by gross-to-net adjustments related to prior years and channel and payer mix, partially countered by lower realised volumes. Rare disease sales increased by 52% at CER, mainly driven by volume growth for rare endocrine disorder products, also positively impacted by gross-to-net adjustments related to prior years, as well as negative channel and payer mix and a reduction of manufacturing output of Norditropin® in the second quarter of 2024.

International Operations
Sales in International Operations increased by 14% measured in Danish kroner and by 18% at CER. Sales growth was driven by EUCAN, APAC and Emerging Markets. Sales in Region China declined, negatively impacted by wholesaler inventory movements within Diabetes GLP-1 and Obesity Care sales.
Sales growth was driven by Diabetes and Obesity care growing by 19% at CER, driven by Obesity care increasing by 115% at CER following the uptake of Wegovy®. GLP-1 diabetes sales grew by 8% at CER, and insulin sales decreased by 1% at CER. Rare disease sales increased by 14% at CER.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 14 of 39

PROFIT AND LOSS	Q2 2025	Q2 2024	% change Q2 2025 to Q2 2024	% change Q2 2025 to Q2 2024 at CER

Net sales	76,857	68,060	13%	18%

Gross profit	64,011	57,786	11%	16%
Gross margin	83.3%	84.9%

Sales and distribution costs	(17,533)	(14,934)	17%	19%
Percentage of sales	22.8%	21.9%

Research and development costs	(11,690)	(16,166)	(28%)	(26%)
Percentage of sales	15.2%	23.8%

Administrative costs	(1,316)	(1,157)	14%	16%
Percentage of sales	1.7%	1.7%

Other operating income and expenses	(23)	405	N/A	N/A

Operating profit (EBIT)	33,449	25,934	29%	40%
Operating margin	43.5%	38.1%

Financial items (net)	356	(602)	N/A	N/A

Profit before income taxes	33,805	25,332	33%	N/A

Income taxes	(7,302)	(5,282)	38%	N/A
Effective tax rate	21.6%	20.9%

Net profit	26,503	20,050	32%	N/A
Net profit margin	34.5%	29.5%

Costs and operating profit
The gross margin was realised at 83.3% in the second quarter of 2025, compared with 84.9% in 2024. The gross margin decrease mainly reflects amortisations and depreciations related to Catalent, partially countered by a positive product mix driven by increased sales of GLP-1-based treatments and a positive price impact due to gross-to-net sales adjustments in the US related to prior years.

Sales and distribution costs increased by 17% measured in Danish kroner and by 19% at CER compared with 2024. The increase in costs is driven by both US Operations and International Operations. In the US, the cost increase is mainly driven by promotional activities related to Wegovy®. In International Operations, the increase is mainly related to Wegovy® launch activities and promotion spend directed towards Ozempic®. Sales and distribution costs amounted to 22.8% as a percentage of sales.
Research and development costs decreased by 28% measured in Danish kroner and by 26% at CER compared with 2024. This is mainly driven by the impairment loss related to ocedurenone of DKK 5.7 billion and other impairments of intangible assets during the second quarter of 2024, partially countered by increased late-stage clinical trial and research activities mainly related to Obesity care. Research and development costs amounted to 15.2% as a percentage of sales.
Administrative costs increased by 14% measured in Danish kroner and by 16% at CER, compared with the same period in 2024. The cost increase is partly driven by severance costs related to previously announced changes in Executive Management. Administration costs amounted to 1.7% as a percentage of sales.

Other operating income and expenses showed a loss of DKK 23 million in the second quarter of 2025.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 15 of 39
Operating profit increased by 29% measured in Danish kroner and by 40% at CER compared with the second quarter of 2024. This is mainly impacted by the impairment loss related to ocedurenone in 2024, partially countered by impacts related to the acquisition of the three former Catalent manufacturing sites. EBITDA increased by 10%, measured in Danish kroner and by 18% at CER.

Financial items (net) showed a net gain of DKK 356 million compared with a net loss of DKK 602 million in the second quarter of 2024, mainly reflecting gains on hedged currencies, primarily the US dollar. This is partly countered by financing costs related to the funding of the Catalent transaction.

The effective tax rate was 21.6% in the second quarter of 2025, compared with an effective tax rate of 20.9% in the second quarter of 2024.

Net profit increased by 32% to DKK 26,503 million and diluted earnings per share increased by 33% to DKK 5.96.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 16 of 39
CASH FLOW AND CAPITAL ALLOCATION
FREE CASH FLOW IN THE FIRST SIX MONTHS OF 2025 AND CAPITAL EXPENDITURE
Free cash flow in the first six months of 2025 was DKK 33.6 billion compared to DKK 41.3 billion in the first six months of 2024. The reduction in free cash flow is driven by increased capital expenditures, partially countered by higher net cash generated from operating activities.

Capital expenditure for property, plant and equipment was DKK 28.1 billion compared with DKK 18.9 billion in 2024, primarily reflecting investments in additional capacity for active pharmaceutical ingredient (API) production and fill-finish capacity for both current and future injectable and oral products. Capital expenditure related to intangible assets was DKK 2.8 billion in the first six months of 2025 compared with DKK 3.3 billion in 2024, reflecting business development activities.

EQUITY
Total equity was DKK 168,066 million at the end of June 2025, equivalent to 34.9% of total assets, compared with 30.5% at the end of June 2024. Please refer to appendix 5 for further elaboration of changes in equity.

Interim dividend
The Board of Directors has decided to pay out an interim dividend for 2025 of DKK 3.75 for each Novo Nordisk A and B share of DKK 0.10, an increase of around 7% compared to DKK 3.50 in August 2024. The interim dividend for 2025 will be paid in August 2025.The ex-dividend date for the interim dividend will be 15 August 2025 for A and B shares, while the ex-dividend date will be 18 August for the ADRs. The record date will be 18 August 2025 for the A and B shares as well as the ADRs. The payment date for the A and B shares will be 19 August 2025, while the payment date for the ADRs will be 26 August 2025. No dividend will be paid on the company’s own holding of B shares.

Treasury shares
As disclosed in the Financial report for the first three months of 2025, Novo Nordisk owned as of 6 May 2025 a total of 21,623,682 B shares of DKK 0.10 as treasury shares. Transactions related to Novo Nordisk's employee share programmes, including incentive programmes, have resulted in a net transfer from Novo Nordisk of 53,722 B shares of DKK 0.10 from 6 May 2025 to 5 August 2025. With the transactions stated above, Novo Nordisk now owns a total of 21,569,960 B shares of DKK 0.10 as treasury shares, corresponding to 0.5% of the share capital. The total amount of A and B shares of DKK 0.10 in the company is 4,465,000,000, including treasury shares.

Novo Nordisk’s capital allocation principles focus on attractive internal growth investments, including the significant supply chain expansion, and a dividend payout ratio of around 50% of net profit. Following the step-up in CAPEX investments in 2025, Novo Nordisk is not conducting a share buyback programme. An authorisation to the Board of Directors to buy back shares was, however, in line with previous years, adopted by the Annual General Meeting on 27 March 2025, should initiating a share buyback programme later be deemed relevant.

Issuance of Eurobonds
On 20 May 2025, Novo Nordisk announced the successful Eurobond issuance of EUR 6 billion, across five tranches, under its EUR 20 billion Euro Medium Term Note Programme. For further information, please see the press release here: https://www.novonordisk.com/investors/bond-investors.html (the contents of the company's website do not form a part of this Form 6-K). The net proceeds of the issuance are used for general corporate purposes, including the refinancing of existing indebtedness related to the acquisition of three fill-finish sites from Novo Holdings A/S in connection with Novo Holdings A/S’ acquisition of Catalent, Inc. With the latest issuance, Novo Nordisk has EUR 12.3 billion outstanding in bonds. The current rating from Moody's and S&P is Aa3 and AA, respectively.

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Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 17 of 39
OUTLOOK
The current expectations for 2025 are summarised in the table below:

r

Expectations are as reported, if not otherwise stated	Expectations 6 August 2025	Expectations 7 May 2025

Sales growth
at CER	8% to 14%	13% to 21%
as reported	Around 3 percentage points lower than at CER	Around 3 percentage points lower than at CER

Operating profit growth
at CER	10% to 16%	16% to 24%
as reported	Around 5 percentage points lower than at CER	Around 5 percentage points lower than at CER

Financial items (net)	Gain of around 1.6 bDKK	Gain of around 0.9 bDKK

Effective tax rate	21% to 23%	21% to 23%

Capital expenditure (PP&E)	Around 65 bDKK	Around 65 bDKK

Depreciation, amortisation and impairment losses	Around DKK 17 billion	Around DKK 17 billion

Free cash flow (excluding impact from business development)	Between 35 and 45 bDKK	Between 56 and 66 bDKK

Sales growth is now expected to be 8-14% at CER, and operating profit growth is now expected to be 10-16% at CER. Sales and operating profit growth reported in Danish kroner is now expected to be 3 and 5 percentage points lower than at CER, respectively. The lowered sales outlook for 2025 is driven by lower growth expectations for the second half of 2025. This is related to lower growth expectations for Wegovy® in the US obesity market, for Ozempic® in the US GLP-1 diabetes market and for Wegovy® in select IO markets.

The updated outlook reflects expectations for sales growth in both US Operations and International Operations, mainly driven by volume growth of GLP-1-based treatments for obesity and diabetes. In the US, Novo Nordisk is focused on preventing unlawful and unsafe compounding and on further expanding access to Wegovy®, such as through NovoCare® Pharmacy and collaborations with telehealth organisations. Moreover, Novo Nordisk continues to expect a volume contribution from changes to the CVS national template formulary effective 1 July 2025, where Wegovy® is now the only GLP-1 medicine covered for obesity. The company continues to engage in additional commercial initiatives and expects a regulatory decision around the Wegovy® MASH indication during the third quarter of 2025. With around 1 billion people living with obesity globally and only a few million on treatment, the outlook reflects a continued global rollout of Wegovy® to more markets.

Operating profit growth is now expected to be 10% to 16% at CER. Given the current exchange rates versus the Danish krone, growth reported in DKK is expected to be 5 percentage points lower than at CER, primarily due to depreciation of the USD/DKK exchange rate. The updated expectation for operating profit growth mainly reflects the lower sales growth outlook, partially countered by reduced spending. A negative mid-single-digit operating profit growth impact related to the acquisition of the three former Catalent manufacturing sites remains included in the guidance.

Novo Nordisk now expects financial items (net) for 2025 to amount to a gain of around DKK 1.6 billion. This is mainly driven by gains on hedged currencies, primarily the US dollar, partially offset by interest expenses related to funding of the debt-financed Catalent transaction.

The effective tax rate for 2025 is still expected to be in the range of 21-23%.

Capital expenditure is still expected to be around DKK 65 billion in 2025, reflecting the expansion of the global supply chain. The investments will create additional capacity across the supply chain, including the manufacturing of active pharmaceutical ingredients (API), additional aseptic production and finished production processes as well as packaging capacity. In the coming years, the capital expenditure-to-sales ratio is still expected to be in the low double-digit range.

Depreciation, amortisation and impairment losses are still expected to be around DKK 17 billion and include depreciations and amortisations related to the Catalent transaction.

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Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 18 of 39

The free cash flow is now expected to be DKK 35-45 billion, reflecting the lower-than-planned expected sales growth, mainly driven by lower volume growth of GLP-1-based treatments in the US and related cash flow implications amplified by the US gross-to-net system.

All of the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo Nordisk during 2025, including energy and supply chain disruptions, the potential implications from major healthcare reforms and legislative changes, taxation changes, including changes in tariffs and duties, as well as outcome of legal cases including litigations related to the 340B Drug Pricing Program in the US, and that the currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. The guidance is also based on assumptions in relation to the estimation of gross-to-net developments in the US gross sales. Finally, the guidance does not include the financial implications of any new significant business development transactions and significant impairments of intangible assets during 2025. The outlook further reflects periodic supply constraints and related drug shortage notifications for certain products and geographies.

FX (average rates)	H1 2025	H1 2024	% change	Spot rate 31 July 2025

USD	685	690	(1%)	652
CNY	94	96	(2%)	91
JPY	4.60	4.54	1%	4.35
CAD	485	508	(5%)	471
BRL	119	136	(13%)	117

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies, and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)[1]

USD	DKK 5,600 million	12
CNY[2]	DKK 540 million	12
CAD	DKK 490 million	0
BRL	DKK 210 million	0
JPY	DKK 200 million	12

1) As of 31 July 2025.
2) Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact of foreign exchange hedging is included in Financial items (net).

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 19 of 39
INNOVATION AND THERAPEUTIC FOCUS
Diabetes care
Ozempic® received a positive opinion from the European Medicines Agency for the treatment of peripheral arterial disease in people living with type 2 diabetes
In June 2025, the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion for an update of the Ozempic® label based on STRIDE data. The trial achieved its primary objective by demonstrating a statistically significant and superior improvement in maximum walking distance of 13% for people treated with semaglutide 1.0 mg compared to placebo. Further, a 54% reduction in disease progression (composite endpoint of rescue treatment, all-cause death or major adverse limb events) was demonstrated. In the trial, semaglutide 1.0 mg appeared to have a safe and well-tolerated profile in line with previous semaglutide 1.0 mg trials.

Exploratory phase 1 study with zalfermin in combination with either semaglutide or placebo in type 1 diabetes initiated
In July 2025, Novo Nordisk initiated an exploratory study with once-weekly, subcutaneous zalfermin, a long-acting FGF-21 analogue, in a population with type 1 diabetes. The 32-week trial is investigating the efficacy and safety of zalfermin either in a fixed-dose combination with semaglutide or placebo on glycaemic control. The purpose of the trial is to generate data to inform potential future first human dose candidates rather than progress into next stage development phases.

Obesity care
Semaglutide 7.2 mg submitted to the EU regulatory authorities
In July 2025, Novo Nordisk announced the submission of a label extension application for semaglutide 7.2 mg (a higher dose of Wegovy®) to the EMA for the existing marketing authorisation for Wegovy®. The submission is based on the results of the STEP UP and STEP UP T2D programme for semaglutide 7.2 mg. Novo Nordisk is expecting a regulatory decision around the turn of the year. Wegovy® is currently approved in the EU at doses up to 2.4 mg for the treatment of overweight and obesity.

Initiation of CagriSema phase 3b trial, REDEFINE 11, in people living with obesity
In June 2025, Novo Nordisk initiated a phase 3b trial, REDEFINE 11, for CagriSema in people living with obesity. The main phase of the REDEFINE 11 trial lasts 80 weeks and investigates further potential efficacy and safety of subcutaneous CagriSema (a fixed dose combination of cagrilintide 2.4 mg and semaglutide 2.4 mg) compared to placebo. Following the first treatment period, an additional extension phase of 80 weeks is planned, with the purpose of exploring weight maintenance with three standardised doses of CagriSema concerning the long-term efficacy and safety outcomes. The trial is expected to enrol approximately 600 people living with obesity.

Novo Nordisk to advance subcutaneous and oral amycretin for weight management into phase 3 clinical development
In June 2025, Novo Nordisk announced that it will advance subcutaneous and oral amycretin into phase 3 development in weight management based on completed clinical studies. The decision to advance subcutaneous and oral amycretin into phase 3 is based on feedback received from regulatory authorities following end-of-phase 2 interactions for subcutaneous and oral amycretin in weight management. Novo Nordisk is now planning to initiate a phase 3 development programme with amycretin for adults with overweight or obesity during the first quarter of 2026. For further information, please see the company announcement here: https://www.novonordisk.com/news-and-media/news-and-ir-materials/news-details.html?id=916348 (the contents of the company's website do not form a part of this Form 6-K).

Phase 2 trial completed with a once-weekly GLP-1/GIP co-agonist and development terminated in weight management
In June 2025, Novo Nordisk completed a phase 2 study with a once-weekly GIP/GLP-1 co-agonist analogue (NNC0519-0130) in people with overweight or obesity. The study investigated the safety and efficacy of different doses of NNC0519-0130. The primary objective was met, demonstrating statistically significantly greater body weight reductions compared with placebo across all doses investigated after 36 weeks of treatment. The safety profile of NNC0519-0130 was consistent with incretin-based therapies. Due to portfolio considerations, Novo Nordisk will not pursue further development of the GIP/GLP-1 co-agonist in weight management.

Phase 1 trial with INV-347 completed and development terminated
In May 2025, Novo Nordisk completed a phase 1 trial with INV-347, a next-generation oral small molecule CB1 receptor blocker. The trial investigated the safety, tolerability and pharmacokinetics of INV-347 administered once daily to participants with normal weight or overweight/obesity at both single and multiple ascending doses for up to 28 days. In

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 20 of 39
the trial, INV-347 appeared to have a safe and well-tolerated profile. Following completion of the trial, Novo Nordisk has terminated further development of INV-347 due to the pharmacokinetic profile and portfolio considerations. The trial was conducted by Inversago Pharma, which was acquired by Novo Nordisk in 2023.

Phase 1 pharmacokinetics study with CagriSema single-chamber product presentations successfully completed
In June 2025, Novo Nordisk successfully completed a phase 1 pharmacokinetics study of CagriSema. The study demonstrated comparable exposure of a single dose of CagriSema (a fixed dose combination of cagrilintide 0.25 mg and semaglutide 0.25 mg) in a single-chamber drug product presentation compared to the dual-chamber presentation investigated in the REDEFINE programme. In the trial, CagriSema appeared to have a safe and well-tolerated profile. Novo Nordisk is planning for the next phase of clinical development for the single-chamber product presentation in 2026.

Cardiovascular & Emerging Therapy
Once-weekly semaglutide 2.4 mg in MASH submitted for regulatory approval in Japan
In May 2025, Novo Nordisk submitted once-weekly semaglutide 2.4 mg for regulatory approval in Japan for the treatment of MASH (F2-F3). In February 2025, Novo Nordisk submitted once-weekly semaglutide 2.4 mg for regulatory approval in the US. The submission has been granted priority review by the FDA, and approval is still expected in the third quarter of 2025.

Phase 2 trial with zalfermin in MASH completed and development terminated.
Earlier this year, Novo Nordisk completed a phase 2 trial in around 700 patients with MASH F2-F4, evaluating the safety and efficacy of zalfermin, a long-acting FGF-21 analogue, co-administered with semaglutide 2.4 mg compared to placebo. The fixed dose combination of zalfermin and semaglutide 2.4 mg did not meet the primary endpoint of superior improvement in liver fibrosis and no worsening of MASH, compared to placebo. In the trial, the fixed-dose combination of zalfermin and semaglutide 2.4 mg appeared safe and well tolerated. Following the completion of the trial, the development of zalfermin in MASH has been terminated due to portfolio considerations.

Phase 1 trial with ANGPTL3i completed and development terminated
In May 2025, Novo Nordisk completed a phase 1 trial with ANGPTL3i, a monoclonal antibody in development for dyslipidaemia. The objective of the phase 1 trial was to investigate the safety, tolerability, pharmacokinetics and pharmacodynamics of a novel ANGPTL3i mAb. In the trial, ANGPLT3i appeared to have a safe and well-tolerated profile. Following the completion of the trial, Novo Nordisk has terminated the development of ANGPTL3i due to portfolio considerations.

Phase 2 trial with coramitug (PRX004) successfully completed in people living with ATTR cardiomyopathy
In July 2025, Novo Nordisk successfully completed a phase 2 trial with coramitug (PRX004, NNC6019-0001), an antibody designed to deplete amyloid deposits. The trial investigated efficacy and safety of once-monthly IV doses of coramitug compared to placebo in 105 participants living with the rare heart disease, ATTR-cardiomyopathy. The primary endpoints of the trial included the functional endpoints of a 6-minute walking test (6MWT) as well as a change in NT-proBNP at 52 weeks. Coramitug was acquired from Prothena Biosciences by Novo Nordisk in July 2021. Detailed data are expected to be shared at a medical conference later this year. Following the successful completion of this phase 2 trial, coramitug in ATTR-cardiomyopathy is expected to initiate a Phase 3 programme during 2025.

Phase 2 trial with CDR132L in patients with acute myocardial infarction and reduced left ventricular ejection fraction completed and initiation of two phase 2 trials with CDR132L in patients with chronic heart failure with preserved or reduced ejection fraction
In July 2025, Novo Nordisk completed the phase 2 trial HF-REVERT with CDR132L. CDR132L was part of the acquisition of Cardior Pharmaceuticals GmbH in 2024, and the HF-REVERT trial was conducted by Cardior. The trial investigated the efficacy and safety of 5 and 10 mg/kg of CDR132L, an antisense oligonucleotide targeting miR-132, in 294 patients with reduced left ventricular ejection fraction after an acute myocardial infarction. The trial did not meet the primary endpoint of percent change in left ventricular end-systolic volume index from baseline to month 6 with CDR132L versus placebo. In the trial, CDR132L appeared to have a safe and well-tolerated profile. Novo Nordisk is not planning further development of CDR132L within reduced left ventricular ejection fraction following myocardial infarction.

As planned, in June 2025, Novo Nordisk initiated two phase 2 trials with CDR132L in patients with chronic heart failure. The first trial will investigate the safety and efficacy of 3 dose levels of CDR132L over 48 weeks in 200 patients with heart failure with preserved injection fraction and left ventricular hypertrophy. The second trial will investigate the safety and efficacy of

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 21 of 39
a single dose level of CDR132L over 48 weeks in 200 patients with heart failure with reduced injection fraction and left ventricular hypertrophy.

Phase 1 trial with NLRP3 inhibitor initiated
In July 2025, Novo Nordisk initiated a phase 1 trial with an oral NRLP3 inhibitor (NN6705), aiming for oral treatment in a broad range of liver, kidney and cardiometabolic diseases. The trial is investigating safety, tolerability, pharmacokinetics and biomarkers of the NLRP3 inhibitor.

Rare disease
Submission of Sogroya® non-replacement indications in the US and Japan successfully completed
In May 2025, based on data from REAL 8 and REAL 9, Novo Nordisk has submitted for regulatory approval in the US for Sogroya®, including the three indications Small for Gestational Age (SGA), Noonan Syndrome (NS) and Idiopathic short stature (ISS). Likewise, Novo Nordisk has submitted in Japan for regulatory approval for the SGA and NS indications. Regulatory decisions are expected during the first half of 2026. Finally, in REAL 8, the fourth sub-study in children with Turner Syndrome (TS) has read-out and met the primary endpoint of demonstrating non-inferiority in height velocity at week 52 for Sogroya® vs daily Norditropin®. In the trial, Sogroya® appeared to have a safe and well-tolerated profile, consistent with the known safety profile of daily Norditropin®.

Alhemo® (concizumab) regulatory milestones within haemophilia
In July 2025, concizumab was approved in the US for the treatment of haemophilia A and B without inhibitors. Concizumab was approved under the brand name Alhemo®. Further, in July 2025, the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion of Alhemo® for the treatment of haemophilia A and B without inhibitors in the EU.

Business development
Novo Nordisk entered exclusive collaboration and licence agreement with Septerna Inc. for oral small molecules
In May 2025, Novo Nordisk and Septerna Inc. announced an exclusive global collaboration and licence agreement to discover, develop and commercialise oral small molecule medicines for key GPCR targets including GLP-1, GIP and glucagon receptors for the treatment of obesity, type 2 diabetes and other cardiometabolic diseases. Under the terms of the agreement, Septerna is eligible to receive approximately USD 2.2 billion from Novo Nordisk, including more than USD 200 million in upfront and near-term milestone payments. Septerna is also eligible to receive tiered royalties on global net sales of marketed products and has the right to opt in to a worldwide profit share for one programme in the collaboration in lieu of future milestones and royalties for that product candidate. For further information, please see the press release here: https://www.novonordisk.com/news-and-media/news-and-ir-materials/news-details.html?id=916006 (the contents of the company's website do not form a part of this Form 6-K).

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 22 of 39
PURPOSE AND SUSTAINABILITY
ENVIRONMENT

ENVIRONMENTAL PERFORMANCE	Unit	H1 2025	H1 2024	% change H1 2025 to H1 2024

Total CO2e emissions	1,000 tonnes CO2e	1,311	1,001	31%
- Scope 1 CO2e emissions	1,000 tonnes CO2e	61	38	61%
- Scope 2 CO2e emissions	1,000 tonnes CO2e	32	10	220%
- Scope 3 CO2e emissions[1]	1,000 tonnes CO2e	1,218	953	28%
Plastic footprint (absolute)[2]	tonnes	15,670	14,916	5%
Plastic footprint per patient[2]	kg/patient	0.34	0.35	(3%)

1) Figure has been restated from 2,155 in H1 2024 Company announcement due to updated calculation methodology.
2) Plastic footprint over a 12-month period, calculated as a moving annual total.

Emissions
Novo Nordisk is committed to reaching net zero emissions across scope 1, scope 2 and scope 3 greenhouse gas emissions by 2045. Overall CO2e emissions (scope 1, 2 and full scope 3) increased by 31% compared to the first half of 2024.

Compared to the first six months of 2024, scope 1 CO2e emissions increased by 61% primarily due to the acquisition of new production sites and increased consumption of natural gas related hereto.

Scope 2 CO2e emissions increased by 220% compared to the first six months of 2024 primarily due to use of non-renewable electricity at the newly acquired production sites, mainly related to Catalent. Since 2020, Novo Nordisk has sourced 100% renewable electricity for its production sites. As of June 2025, the overall share of renewable electricity for production sites is 86% driven by recent acquisition of new sites without renewable electricity setup.

Scope 3 CO2e emissions increased by 28% compared to the first six months of 2024 due to an increase in raw material supply and increased investments in capital expenditure for property, plant and equipments. Novo Nordisk is actively working on reducing scope 3 CO2e emissions and has set a target for 2033, approved by the Science-Based Target initiative.

Plastic target
Novo Nordisk has set a global target to reduce the plastic footprint per patient from Diabetes and Obesity care products by 30% by 2033, compared to a baseline of 0.35 kg per patient in 2024. Due to increased production volumes, the absolute plastic footprint rose by 5%, while the relative footprint per patient decreased by 3%. This reduction was mainly driven by an increase in once-weekly treatments compared to once-daily treatments.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 23 of 39
SOCIAL

SOCIAL PERFORMANCE	Unit	H1 2025	H1 2024	% change H1 2025 to H1 2024

Patients
Total numbers of patients reached	Estimate in millions[1]	45.7	42.1	9%
–Patients reached with Novo Nordisk's Diabetes care products	Estimate in millions[1]	42.8	40.7	5%
–Patients reached with Novo Nordisk's Obesity care products	Estimate in millions[1]	2.9	1.4	107%
Vulnerable patients reached with Diabetes care products[2]	Estimate in millions[1]	7.5	8.6	(13%)
Children reached through the Changing Diabetes® in Children programme	Number of children[3]	72,760	56,821	28%

Sustainable employer
Total number of employees (FTEs)	Number	78,387	69,260	13%
Gender in senior leadership positions[4]	Men:women	57:43	59:41	N/A

1) Calculated as a moving annual total. The estimated total number of full-year patients reached over a 12-month period.
2) Patients reached either through products sold under local affordability thresholds, or public tenders in low-, lower middle- or upper middle-income countries (LMICs), or through specific diabetes access and affordability programmes or humanitarian donations.
3) Total cumulative number of children. The number of children reached with Diabetes care treatment through the Changing Diabetes® in Children programme since the initiation of the partnership in 2009.
4) Defined as chief executive officer (CEO), executive vice presidents (EVP), senior vice presidents (SVP), corporate vice presidents (CVP) and vice presidents (VP). The number has been updated to reflect the entire Novo Nordisk group, and this restatement did not result in any change to the comparison number.

Patients
The number of people reached with Novo Nordisk products, across Diabetes and Obesity care, was 45.7 million at the end of June 2025. This is an increase of 3.6 million patients compared to end of June 2024.

By the end of June 2025, the number of vulnerable patients treated with Diabetes care products reached 7.5 million. This is a 13% decline compared to the same period last year, driven by fewer tender sales and portfolio consolidation of human insulin.

The Changing Diabetes® in Children programme aims to reach 100,000 children by 2030. By the end of June 2025, a total of 72,760 children were reached with Diabetes care treatment, an increase of 28% compared to the end of June 2024.

Sustainable employer
Novo Nordisk aspires to be a sustainable employer. At the end of June 2025, 43% of leaders in senior positions were women and 57% were men. At the end of June 2024, 41% of leaders in senior positions were women and 59% were men.

The number of full-time employees at the end of June 2025 was 78,387. This is an increase of 13% compared to end of June 2024. The increase is mainly driven by Product Supply. The acquisition of Catalent accounts for around 3,000 full-time employees.

International crises, geopolitical tensions and natural disasters
Novo Nordisk is committed to supporting the safety of our employees and ensuring uninterrupted access to essential medicines during humanitarian crises. Our priorities include safeguarding our workforce and collaborating with humanitarian organisations to provide critical medications to affected regions.

In recent crises, including the Israel-Hamas and Israel-Iran conflicts and Russia's invasion of Ukraine, we have maintained essential supplies to ensure patients can continue their treatments, underscoring our dedication to supporting communities in need.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 24 of 39
CORPORATE GOVERNANCE
Changes in Executive Management
In May, Novo Nordisk announced changes in Executive Management. After an accomplished career of 34 years with the company, including eight years as CEO, Lars Fruergaard Jørgensen will step down from his role, by mutual agreement with the Novo Nordisk Board.

In July, it was announced that Mike Doustdar, executive vice president, International Operations, has been appointed as president and chief executive officer as of 7 August 2025. Mike Doustdar joined Novo Nordisk in 1993 and held leadership roles in finance and IT prior to leading commercial areas in the Middle East and Malaysia. Mike Doustdar became senior vice president of International Operations in 2013 and executive vice president in 2015.

At the same time, additional changes to Executive Management were announced. Novo Nordisk has decided to merge the company’s Research & Early Development with its Development area into a new, consolidated R&D unit, under the leadership of Martin Holst Lange, MD, PhD. Martin Holst Lange, currently executive vice president, Development, will be appointed chief scientific officer (CSO), effective 7 August.

Marcus Schindler, executive vice president, Research & Early Development and CSO, has decided to retire from the company. Marcus Schindler joined Novo Nordisk in January 2018 as senior vice president of External Innovation and Strategy and has been CSO since 2021. Marcus Schindler has played an integral role in leading the discovery of early scientific innovation.

Lastly, Emil Kongshøj Larsen, currently senior vice president of the Europe and Canada region (EUCAN), will join Executive Management and succeed Mike Doustdar in the role of executive vice president, International Operations. Emil Kongshøj Larsen has previously led other business areas throughout Europe, Africa and the Middle East, as well as Commercial Affairs and Strategy in International Operations.

With these changes, Executive Management will have the following members, effective 7 August:
•Mike Doustdar, president and CEO*
•Thilde Hummel Bøgebjerg, EVP, Quality, IT & Environmental Affairs
•Emil Kongshøj Larsen, EVP, International Operations
•Ludovic Helfgott, EVP, Product & Portfolio Strategy
•Karsten Munk Knudsen, EVP, chief financial officer*
•Martin Holst Lange, EVP, chief scientific officer, Research & Development
•David Moore, EVP, US Operations
•Tania Sabroe, EVP, People, Organisation and Corporate Affairs
•Henrik Wulff, EVP, CMC & Product Supply
* Registered as an executive with the Danish Business Authority.

Changes in the Board of Directors
Dr. Mikael Dolsten has joined the Novo Nordisk Board of Directors as an observer effective 5 August 2025, with the intention of being nominated for election as a Board member at the Annual General Meeting in 2026.

Dr. Mikael Dolsten brings more than 30 years of leadership experience from the pharmaceutical industry across Europe and the US, most notably from his 16-year tenure at Pfizer Inc., where he served as chief scientific officer and president of Research & Development. He has also held leadership roles at Boehringer Ingelheim, AstraZeneca and Wyeth. Dr. Mikael Dolsten is a Swedish and American citizen and holds a Ph.D. in Tumor Immunology and an M.D. from the University of Lund, Sweden. Dr. Mikael Dolsten will add deep scientific and strategic R&D expertise to the Novo Nordisk Board as the company continues to advance its leading R&D pipeline in Diabetes and Obesity.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 25 of 39
STATEMENT BY THE BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT
The Board of Directors and Executive Management have today considered and approved this financial report of Novo Nordisk A/S containing condensed financial information and condensed sustainability information for the first six months of 2025. This financial report has not been audited or reviewed by the company's independent auditors.

The condensed financial information in this financial report has been prepared in accordance with the recognition and measurement requirements in the IFRS Accounting Standards as adopted by the EU and the accounting policies are consistent with those applied in the Annual Report 2024.

The condensed sustainability information in this financial report has been prepared in accordance with the ESRS and the accounting policies are consistent with those applied in the Annual Report 2024.

In our opinion, the accounting policies used are appropriate, and the overall presentation of this financial report is adequate. Furthermore, in our opinion, this financial report includes a true and fair view of the financial position at 30 June 2025 as well as of the results of the operations, the cash flows and the sustainability performance for the period 1 January - 30 June 2025. Furthermore, in our opinion, Management's Review contains a fair review of the development of the Group's business and financial matters, the results for the period and of the financial position, together with a description of the principal risks and uncertainties that the Group faces in accordance with Danish disclosure requirements for listed companies.

Bagsværd, 6 August 2025

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Karsten Munk Knudsen CFO

Board of Directors:

Helge Lund Chair	Henrik Poulsen Vice chair	Elisabeth Dahl Christensen

Laurence Debroux	Andreas Fibig	Sylvie Grégoire

Liselotte Hyveled	Mette Bøjer Jensen	Kasim Kutay

Christina Law	Martin Mackay	Thomas Rantzau

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 26 of 39
About Novo Nordisk
Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 78,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, X, LinkedIn and YouTube.

Financial Calendar
5 November 2025	Financial results for the first nine months of 2025
4 February 2026	Financial statement for 2025

Contacts for further information
Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	Sina Meyer +45 3079 6656 azey@novonordisk.com
Max Ung +45 3077 6414 mxun@novonordisk.com	Alex Bruce +45 3444 2613 axeu@novonordisk.com
Christoffer Sho Togo Tullin +45 3079 1471 cftu@novonordisk.com	Frederik Taylor Pitter (US) +1 609 613 0568 fptr@novonordisk.com

Forward-looking statements
Novo Nordisk’s statutory Annual Report 2024, Form 20-F, any quarterly financial reports, and written information released, shown, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain certain forward-looking statements relating to the operating, financial and sustainability performance and results of Novo Nordisk and/or the industry in which it operates. Forward-looking statements can be identified by the fact that they do not relate to historical or current facts and include guidance. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘transition plan’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating, financial or sustainability performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:
Statements of targets, future guidance, (transition) plans, objectives or goals for future operations, including those related to operating, financial and sustainability matters, Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto;

•Statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures;
•Statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings; and
•Statements regarding the assumptions underlying or relating to such statements.
•These statements are based on current plans, estimates, opinions, views and projections. Although Novo Nordisk believes that the expectation reflected in such forward-looking statements are reasonable, there can be no assurance that such expectation will prove to be correct. By their very nature, forward-looking statements involve risks, uncertainties and assumptions, both general and specific, and actual results may differ materially from those contemplated, expressed or implied by any forward-looking statement.

Factors that may affect future results include, but are not limited to, global as well as local political, economic and environmental conditions, such as interest rate and currency exchange rate fluctuations or climate change, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, including as a result of interruptions or delays affecting supply chains on which Novo Nordisk relies, shortages of supplies, including energy supplies, product recalls, unexpected contract breaches or terminations, government- mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology including the risk of cybersecurity breaches, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, and taxation changes, including changes in tariffs and duties, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, strikes and other labour market disputes, failure to recruit and retain the right employees, failure to maintain a culture of compliance, epidemics, pandemics or other public health crises, the effects of domestic or international crises, civil unrest, war or other conflict and factors related to the foregoing matters and other factors not specifically identified herein.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in the Annual Report 2024, reference is made to the overview of risk factors in ‘Risks’ of the Annual Report 2024.

None of Novo Nordisk or its subsidiaries or any such person's officers, or employees accept any responsibility for the future accuracy of the opinions expressed in the Annual Report 2024, Form 20-F, any quarterly financial reports, and written information released, shown, or oral statements made, to the public in the future by or on behalf of Novo Nordisk or the actual occurrence of the forecasted developments.

Unless required by law, Novo Nordisk has no duty and undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 27 of 39
APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
							% change
	2025		2024				Q2 2025 vs.
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2024

Net sales	76,857	78,087	85,683	71,311	68,060	65,349	13%

Gross profit	64,011	65,197	72,659	60,003	57,786	55,433	11%
Gross margin	83.3%	83.5%	84.8%	84.1%	84.9%	84.8%

Sales and distribution costs	(17,533)	(14,892)	(18,701)	(15,210)	(14,934)	(13,256)	17%
Percentage of sales	22.8%	19.1%	21.8%	21.3%	21.9%	20.3%
Research and development costs[1]	(11,690)	(10,308)	(13,802)	(9,488)	(16,166)	(8,606)	(28%)
Percentage of sales	15.2%	13.2%	16.1%	13.3%	23.8%	13.2%
Administrative costs	(1,316)	(1,220)	(1,580)	(1,382)	(1,157)	(1,157)	14%
Percentage of sales	1.7%	1.6%	1.8%	1.9%	1.7%	1.8%
Other operating income and expenses	(23)	14	(1,839)	(101)	405	(568)	N/A

Operating profit (EBIT)	33,449	38,791	36,737	33,822	25,934	31,846	29%
Operating margin	43.5%	49.7%	42.9%	47.4%	38.1%	48.7%

Financial income	5,314	3,425	3,913	(821)	960	2,146	454%
Financial expenses	(4,958)	(5,183)	(5,093)	1,383	(1,562)	(2,074)	217%
Financial items (net)	356	(1,758)	(1,180)	562	(602)	72	(159%)

Profit before income taxes	33,805	37,033	35,557	34,384	25,332	31,918	33%

Income taxes	(7,302)	(7,999)	(7,327)	(7,083)	(5,282)	(6,511)	38%

Net profit	26,503	29,034	28,230	27,301	20,050	25,407	32%

Depreciation, amortisation and impairment losses	4,833	3,830	5,198	2,150	8,845	2,914	(45%)
Capital expenditure (PP&E)	14,661	13,422	16,101	12,119	10,470	8,474	40%
Net cash flows from operating activities	40,785	24,591	12,301	43,850	50,503	14,314	(19%)
Free cash flow	24,079	9,492	(86,467)	30,451	36,289	5,020	(34%)
EBITDA	38,282	42,621	41,935	35,972	34,779	34,760	10%
Adjusted net profit	28,265	30,304	30,516	27,797	25,795	26,449	10%

Total assets	482,153	489,162	465,795	397,441	369,383	298,921	31%
Total equity	168,066	138,540	143,486	120,522	112,522	98,911	49%
Equity ratio	34.9%	28.3%	30.8%	30.3%	30.5%	33.1%

Full-time equivalent employees end of period	78,387	77,406	76,302	71,880	69,260	66,015	13%

Basic earnings per share/ADR (in DKK)	5.96	6.54	6.34	6.13	4.50	5.70	32%
Diluted earnings per share/ADR (in DKK)	5.96	6.53	6.34	6.12	4.49	5.68	33%
Average number of shares outstanding (million)	4,443.4	4,439.5	4,446.2	4,452.3	4,457.7	4,459.6	0%
Average number of diluted shares outstanding (million)	4,446.7	4,446.4	4,455.5	4,460.5	4,465.4	4,470.5	0%

Sales by business segment:
Total GLP-1	38,366	39,574	42,173	34,935	37,035	34,982	4%
Long-acting insulin	4,467	5,388	5,158	4,035	4,737	5,165	(6%)
Premix insulin	2,636	2,813	2,867	2,518	2,436	2,968	8%
Fast-acting insulin	4,542	5,052	6,017	4,150	3,868	4,487	17%
Human insulin	1,101	1,744	1,845	1,806	1,571	1,745	(30%)
Total insulin	12,746	14,997	15,887	12,509	12,612	14,365	1%
Other Diabetes care	454	473	512	492	533	583	(15%)
Total Diabetes care	51,566	55,044	58,572	47,936	50,180	49,930	3%
Wegovy®	19,528	17,360	19,866	17,304	11,659	9,377	67%
Saxenda®	844	1,064	1,540	1,497	2,245	1,658	(62%)
Total Obesity care	20,372	18,424	21,406	18,801	13,904	11,035	47%
Diabetes and Obesity care total	71,938	73,468	79,978	66,737	64,084	60,965	12%

Rare blood disorders	3,096	2,921	3,398	2,988	2,864	2,888	8%
Rare endocrine disorders	1,420	1,312	1,923	1,227	730	1,113	95%
Other Rare disease	403	386	384	359	382	383	5%
Rare disease total	4,919	4,619	5,705	4,574	3,976	4,384	24%

Sales by geographic segment:
US Operations	42,963	44,316	52,371	39,847	38,404	36,782	12%
International Operations	33,894	33,771	33,312	31,464	29,656	28,567	14%
- EUCAN	16,447	14,765	16,418	14,098	13,910	13,119	18%
- Emerging Markets	7,544	8,790	7,194	8,323	6,758	7,240	12%
- APAC	5,615	4,594	5,376	4,335	4,025	3,702	40%
- Region China	4,288	5,622	4,324	4,708	4,963	4,506	(14%)

Segment operating profit:
Diabetes and Obesity care	32,931	38,247	36,044	33,473	26,984	31,218	22%
Rare disease	518	544	693	349	(1,050)	628	(149%)

1) Research and development costs include an impairment loss of DKK 5.7 billion in the second quarter of 2024 related to ocedurenone. The impairment loss is recognised in the segment Diabetes and Obesity.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 28 of 39
APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	H1 2025	H1 2024		Q2 2025	Q2 2024

Income statement

Net sales	154,944	133,409		76,857	68,060
Cost of goods sold	(25,736)	(20,190)		(12,846)	(10,274)

Gross profit	129,208	113,219		64,011	57,786

Sales and distribution costs	(32,425)	(28,190)		(17,533)	(14,934)
Research and development costs	(21,998)	(24,772)		(11,690)	(16,166)
Administrative costs	(2,536)	(2,314)		(1,316)	(1,157)
Other operating income and expenses	(9)	(163)		(23)	405

Operating profit	72,240	57,780	57780000000	33,449	25,934

Financial income	8,739	3,106		5,314	960
Financial expenses	(10,141)	(3,636)		(4,958)	(1,562)

Profit before income taxes	70,838	57,250		33,805	25,332

Income taxes	(15,301)	(11,793)		(7,302)	(5,282)

NET PROFIT	55,537	45,457	45457000000	26,503	20,050

Basic earnings per share (DKK)	12.50	10.20		5.96	4.50
Diluted earnings per share (DKK)	12.49	10.17		5.96	4.49

Segment Information

Segment sales:
Diabetes and Obesity care	145,406	125,049		71,938	64,084
Rare disease	9,538	8,360		4,919	3,976

Segment operating profit:
Diabetes and Obesity care	71,178	58,202		32,931	26,984
Operating margin	49.0%	46.5%		45.8%	42.1%

Rare disease	1,062	(422)		518	(1,050)
Operating margin	11.1%	(5.0)%		10.5%	(26.4)%

Total segment operating profit	72,240	57,780		33,449	25,934

Statement of comprehensive income

Net profit	55,537	45,457		26,503	20,050

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements of defined benefit obligations	87	(34)		5	39

Items that will not be reclassified subsequently to the income statement	87	(34)		5	39

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	(7,959)	1,194		(5,440)	769
Cash flow hedges:
Realisation of previously deferred (gains)/losses	3,243	(679)		1,472	933
Deferred gains/(losses) on hedges, incurred during the period	13,404	(2,490)		8,968	(1,243)
Tax and other items	(4,113)	626		(2,608)	53

Items that will be reclassified subsequently to the income statement	4,575	(1,349)		2,392	512

Other comprehensive income	4,662	(1,383)		2,397	551
TOTAL COMPREHENSIVE INCOME	60,199	44,074		28,900	20,601

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 29 of 39
APPENDIX 3: CASH FLOW STATEMENT

DKK million	H1 2025	H1 2024

Net profit	55,537	45,457

Adjustment for non-cash items:
Income taxes in the income statement	15,301	11,793
Depreciation, amortisation and impairment losses	8,663	11,759
Other non-cash items	7,076	11,297
Change in working capital	(11,673)	249
Interest received	824	547
Interest paid	(1,952)	(217)
Income taxes paid	(8,400)	(16,068)

Net cash flows from operating activities	65,376	64,817

Purchase of intangible assets	(2,778)	(3,303)
Purchase of property, plant and equipment	(28,083)	(18,944)
Cash used for acquisition of businesses	—	(668)
Purchase of other financial assets	(199)	(32)
Purchase of marketable securities	(498)	(10,993)
Sale of marketable securities	10,637	17,165

Net cash flows from investing activities	(20,921)	(16,775)

Purchase of treasury shares	(1,388)	(10,285)
Dividends paid	(35,100)	(28,557)
Proceeds from borrowings	72,598	34,513
Repayment of borrowings	(76,889)	(5,370)

Net cash flows from financing activities	(40,779)	(9,699)

Net cash generated from activities	3,676	38,343

Cash and cash equivalents at the beginning of the year	15,655	14,392
Exchange gain/(loss) on cash and cash equivalents	(896)	86

Cash and cash equivalents at the end of the period	18,435	52,821

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 30 of 39
APPENDIX 4: BALANCE SHEET

DKK million	30 Jun 2025	31 Dec 2024

ASSETS

Intangible assets	107,866	111,090
Property, plant and equipment	180,758	162,488
Investments in associated companies	390	400
Deferred income tax assets	23,747	24,627
Other receivables and prepayments	4,439	4,016
Other financial assets	2,248	2,277

TOTAL NON-CURRENT ASSETS	319,448	304,898

Inventories	45,652	40,849
Trade receivables	69,575	71,949
Tax receivables	2,995	2,853
Other receivables and prepayments	13,273	12,612
Marketable securities	499	10,653
Derivative financial instruments	12,276	6,326
Cash at bank	18,435	15,655

TOTAL CURRENT ASSETS	162,705	160,897
TOTAL ASSETS	482,153	465,795

EQUITY AND LIABILITIES

Share capital	446	446
Treasury shares	(2)	(2)
Retained earnings	164,453	144,448
Other reserves	3,169	(1,406)

TOTAL EQUITY	168,066	143,486

Borrowings	87,305	89,674
Deferred income tax liabilities	9,796	5,426
Retirement benefit obligations	810	903
Other liabilities	17	23
Provisions	8,637	8,755

Total non-current liabilities	106,565	104,781

Borrowings	11,963	13,113
Trade payables	28,206	28,846
Tax payables	16,927	9,716
Other liabilities	32,970	37,993
Derivative financial instruments	5,329	7,531
Provisions[1]	112,127	120,329

Total current liabilities	207,522	217,528

TOTAL LIABILITIES	314,087	322,309

TOTAL EQUITY AND LIABILITIES	482,153	465,795

1) At 30 June 2025, the provision for 340B statutory discounts amounts to USD 4.2 billion. Given the passage of time and the current legal and regulatory landscape relating to enforcement of the 340B program, the Company has reduced the provision for 340B statutory discounts by USD 0.4 billion (around DKK 3 billion) from USD 4.6 billion (as of 31 December 2024) to USD 4.2 billion, reflecting an assessment of current applicable laws, historical legal and administrative rulings as well as attrition and experience from historical claims. During the first six months of 2024, the Company increased the provision for 340B statutory discounts by a total of USD 0.4 billion.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 31 of 39
APPENDIX 5: EQUITY STATEMENT

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

H1 2025

Balance at the beginning of the year	446	(2)	144,448	(1,406)	143,486
Net profit			55,537		55,537
Other comprehensive income for the period			87	4,575	4,662

Total comprehensive income for the period			55,624	4,575	60,199

Transactions with owners:
Dividends			(35,100)		(35,100)
Share-based payments			906		906
Purchase of treasury shares		0	(1,388)		(1,388)
Tax related to transactions with owners			(37)		(37)

Balance at the end of the period	446	(2)	164,453	3,169	168,066

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

H1 2024

Balance at the beginning of the year	451	(5)	104,839	1,276	106,561
Net profit			45,457		45,457
Other comprehensive income for the period			(34)	(1,349)	(1,383)

Total comprehensive income for the period			45,423	(1,349)	44,074

Transactions with owners:
Dividends			(28,557)		(28,557)
Share-based payments			829		829
Purchase of treasury shares		(1)	(10,284)		(10,285)
Reduction of the B share capital	(5)	5			—
Tax related to transactions with owners			(100)		(100)

Balance at the end of the period	446	(1)	112,150	(73)	112,522

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 32 of 39
APPENDIX 6: SALES SPLIT PER AREA

Q2 2025 sales split per area

DKK million	Total	US Operations	International Operations	EUCAN	Emerging Markets	APAC	Region China

Diabetes and Obesity care segment
Injectable GLP-1	32,713	22,130	10,583	6,072	2,219	930	1,362
% change at CER	10%	12%	6%	25%	8%	(2%)	(35%)
Ozempic®	31,799	21,972	9,827	5,877	1,827	871	1,252
% change at CER	15%	19%	8%	28%	5%	4%	(34%)
Victoza®	914	158	756	195	392	59	110
% change at CER	(57%)	(87%)	(19%)	(34%)	29%	(47%)	(51%)
Rybelsus®	5,653	2,262	3,391	1,853	539	940	59
% change at CER	(1%)	(18%)	15%	12%	16%	21%	9%
Total GLP-1	38,366	24,392	13,974	7,925	2,758	1,870	1,421
% change at CER	8%	9%	8%	22%	10%	8%	(34%)
Long-acting insulin	4,467	1,086	3,381	1,594	722	333	732
% change at CER	(2%)	(16%)	4%	(5%)	8%	4%	23%
Awiqli®	60	—	60	22	—	3	35
% change at CER	—	—	—	—	—	—	—
Tresiba®	2,800	975	1,825	899	486	215	225
% change at CER	27%	93%	7%	(2%)	25%	9%	9%
Xultophy®	1,132	57	1,075	470	76	95	434
% change at CER	10%	13%	10%	(7%)	10%	2%	36%
Levemir®	475	54	421	203	160	20	38
% change at CER	(65%)	(93%)	(27%)	(23%)	(25%)	(36%)	(44%)
Premix insulin	2,636	130	2,506	238	608	534	1,126
% change at CER	11%	119%	8%	(9%)	29%	5%	4%
Ryzodeg®	1,363	—	1,363	55	265	345	698
% change at CER	20%	—	20%	24%	55%	18%	12%
NovoMix®	1,273	130	1,143	183	343	189	428
% change at CER	2%	119%	(4%)	(16%)	15%	(13%)	(7%)
Fast-acting insulin	4,542	1,936	2,606	1,229	779	264	334
% change at CER	21%	71%	(1%)	(4%)	8%	(11%)	3%
Fiasp®	515	70	445	341	52	52	—
% change at CER	(5%)	(40%)	7%	7%	8%	4%	—
NovoRapid®	4,027	1,866	2,161	888	727	212	334
% change at CER	26%	85%	(2%)	(8%)	7%	(14%)	3%
Human insulin	1,101	236	865	157	337	219	152
% change at CER	(26%)	(12%)	(29%)	(28%)	(39%)	(10%)	(24%)
Total insulin	12,746	3,388	9,358	3,218	2,446	1,350	2,344
% change at CER	5%	23%	(1%)	(7%)	—	(2%)	6%
Other Diabetes care[1]	454	40	414	131	73	68	142
% change at CER	(12%)	(11%)	(12%)	(4%)	(3%)	(5%)	(24%)
Total Diabetes care	51,566	27,820	23,746	11,274	5,277	3,288	3,907
% change at CER	7%	10%	4%	12%	5%	4%	(14%)
Wegovy®	19,528	12,862	6,666	3,500	1,334	1,676	156
% change at CER	75%	36%	298%	114%	—	—	—
Saxenda®	844	98	746	385	266	93	2
% change at CER	(61%)	(73%)	(58%)	(50%)	(59%)	(72%)	(90%)
Total Obesity care	20,372	12,960	7,412	3,885	1,600	1,769	158
% change at CER	53%	32%	115%	62%	120%	451%	471%
Diabetes and Obesity care total	71,938	40,780	31,158	15,159	6,877	5,057	4,065
% change at CER	17%	16%	19%	21%	20%	46%	(11%)

Rare disease segment
Rare blood disorders[2]	3,096	1,296	1,800	838	458	287	217
% change at CER	13%	8%	16%	(2%)	25%	36%	73%
Haemophilia A	584	95	489	248	90	65	86
% change at CER	(1%)	(2%)	(1%)	(17%)	94%	51%	(23%)
Haemophilia B	338	118	220	157	17	42	4
% change at CER	(4%)	(22%)	10%	5%	55%	23%	—
NovoSeven®	1,991	986	1,005	411	334	133	127
% change at CER	16%	11%	21%	2%	11%	9%	—
Rare endocrine disorders[3]	1,420	816	604	230	145	223	6
% change at CER	100%	335%	14%	31%	(19%)	33%	250%
Other Rare disease[4]	403	71	332	220	64	48	—
% change at CER	8%	44%	3%	(5%)	64%	(2%)	(67%)
Rare disease total	4,919	2,183	2,736	1,288	667	558	223
% change at CER	28%	52%	14%	2%	14%	31%	73%

Total sales	76,857	42,963	33,894	16,447	7,544	5,615	4,288
% change at CER	18%	18%	18%	20%	20%	45%	(9%)
% change as reported	13%	12%	14%	18%	12%	40%	(14%)
Share of growth	100%	55%	45%	23%	11%	15%	(4%)
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
3) Primarily Norditropin® and Sogroya®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 33 of 39

H1 2025 sales split per area

DKK million	Total	US Operations	International Operations	EUCAN	Emerging Markets	APAC	Region China

Diabetes and Obesity care segment
Injectable GLP-1	66,592	45,273	21,319	11,261	5,138	1,814	3,106
% change at CER	10%	12%	8%	13%	14%	2%	(12%)
Ozempic®	64,520	44,841	19,679	10,815	4,401	1,701	2,762
% change at CER	15%	18%	10%	15%	10%	9%	(5%)
Victoza®	2,072	432	1,640	446	737	113	344
% change at CER	(52%)	(82%)	(13%)	(19%)	47%	(48%)	(46%)
Rybelsus®	11,348	4,671	6,677	3,734	1,066	1,761	116
% change at CER	5%	(10%)	20%	23%	8%	22%	7%
Total GLP-1	77,940	49,944	27,996	14,995	6,204	3,575	3,222
% change at CER	10%	9%	10%	15%	13%	11%	(11%)
Long-acting insulin	9,855	2,875	6,980	3,154	1,587	672	1,567
% change at CER	1%	(5%)	3%	(4%)	6%	(1%)	19%
Awiqli®	119	—	119	35	—	5	79
% change at CER	—	—	—	—	—	—	—
Tresiba®	6,377	2,675	3,702	1,762	1,006	433	501
% change at CER	27%	83%	4%	(1%)	15%	3%	4%
Xultophy®	2,341	146	2,195	952	164	184	895
% change at CER	9%	(1%)	9%	(4%)	(3%)	(7%)	38%
Levemir®	1,018	54	964	405	417	50	92
% change at CER	(62%)	(96%)	(21%)	(22%)	(9%)	(18%)	(49%)
Premix insulin	5,449	267	5,182	478	1,151	1,028	2,525
% change at CER	1%	4%	1%	(9%)	12%	(5%)	1%
Ryzodeg®	2,795	—	2,795	112	484	644	1,555
% change at CER	16%	—	16%	24%	42%	3%	15%
NovoMix®	2,654	267	2,387	366	667	384	970
% change at CER	(11%)	4%	(13%)	(16%)	(2%)	(16%)	(16%)
Fast-acting insulin	9,594	4,369	5,225	2,382	1,568	554	721
% change at CER	15%	47%	(3%)	(4%)	5%	(6%)	(10%)
Fiasp®	1,349	476	873	653	114	106	—
% change at CER	20%	49%	8%	5%	26%	9%	—
NovoRapid®	8,245	3,893	4,352	1,729	1,454	448	721
% change at CER	14%	47%	(5%)	(7%)	3%	(9%)	(10%)
Human insulin	2,845	570	2,275	347	1,051	500	377
% change at CER	(11%)	(10%)	(11%)	(22%)	(14%)	4%	(9%)
Total insulin	27,743	8,081	19,662	6,361	5,357	2,754	5,190
% change at CER	4%	17%	(1%)	(5%)	2%	(3%)	3%
Other Diabetes care[1]	927	81	846	263	144	138	301
% change at CER	(16%)	(23%)	(15%)	(5%)	(1%)	—	(31%)
Total Diabetes care	106,610	58,106	48,504	21,619	11,705	6,467	8,713
% change at CER	8%	10%	5%	8%	7%	4%	(4%)
Wegovy®	36,888	24,716	12,172	6,179	2,622	2,529	842
% change at CER	78%	37%	335%	128%	—	—	—
Saxenda®	1,908	183	1,725	881	638	186	20
% change at CER	(50%)	(53%)	(49%)	(45%)	(44%)	(69%)	(63%)
Total Obesity care	38,796	24,899	13,897	7,060	3,260	2,715	862
% change at CER	58%	36%	125%	64%	157%	361%	—
Diabetes and Obesity care total	145,406	83,005	62,401	28,679	14,965	9,182	9,575
% change at CER	18%	17%	19%	18%	24%	37%	4%

Rare disease segment
Rare blood disorders[2]	6,017	2,615	3,402	1,630	924	528	320
% change at CER	6%	6%	6%	(2%)	(3%)	21%	97%
Haemophilia A	1,138	186	952	501	162	121	168
% change at CER	(5%)	(34%)	4%	(8%)	13%	22%	26%
Haemophilia B	680	260	420	292	38	81	9
% change at CER	9%	8%	10%	4%	146%	12%	—
NovoSeven®	3,870	1,979	1,891	795	700	253	143
% change at CER	5%	8%	2%	(4%)	(9%)	3%	—
Rare endocrine disorders[3]	2,732	1,530	1,202	444	337	409	12
% change at CER	49%	67%	30%	18%	44%	31%	160%
Other Rare disease[4]	789	129	660	459	108	90	3
% change at CER	4%	31%	0%	1%	4%	(2%)	(57)%
Rare disease total	9,538	4,274	5,264	2,533	1,369	1,027	335
% change at CER	15%	23%	10%	1%	6%	22%	93%

Total sales	154,944	87,279	67,665	31,212	16,334	10,209	9,910
% change at CER	18%	17%	19%	16%	22%	35%	6%
% change as reported	16%	16%	16%	15%	17%	32%	5%
Share of growth	100%	54%	46%	19%	13%	12%	2%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
3) Primarily Norditropin® and Sogroya®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 34 of 39
APPENDIX 7: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures. The non-IFRS financial measures presented in the Company Announcement are Net sales and operating profit at CER, EBITDA, EBITDA at CER, Adjusted net profit and Free cash flow.

Net sales and operating profit growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as Net sales/Operating profit for the period measured at the average exchange rates for the same period prior year compared with Net sales/Operating profit for the same period prior year. Price adjustments within hyperinflation countries, as defined in IAS 29 ‘Financial reporting in hyperinflation economies’, are excluded from the calculation to avoid growth at CER being artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in net sales and operating profit by adjusting for the impact of currency fluctuations.

Net sales at CER

DKK million	H1 2025	H1 2024	% change H1 2025 to H1 2024	Q2 2025	Q2 2024	% change Q2 2025 to Q2 2024

Net sales	154,944	133,409	16%	76,857	68,060	13%
Effect of exchange rates	2,106	782		3,335	(176)
Net sales at CER	157,050	134,191	N/A	80,192	67,884	N/A
Net sales previous period	133,409			68,060
% increase/(decrease) in constant exchange rates	18%			18%

Operating profit at CER

DKK million	H1 2025	H1 2024	% change H1 2025 to H1 2024	Q2 2025	Q2 2024	% change Q2 2025 to Q2 2024

Operating profit	72,240	57,780	25%	33,449	25,934	29%
Effect of exchange rates	2,110	628		2,740	(120)
Operating profit at CER	74,350	58,408	N/A	36,189	25,814	N/A
Operating profit previous period	57,780			25,934
% increase/(decrease) in constant exchange rates	29%			40%

EBITDA and EBITDA at CER
Novo Nordisk has significantly increased its Business Development M&A activities and Capital expenditure for property, plant and equipment during recent years. Novo Nordisk defines EBITDA as ’Net profit’ adjusted for 'income taxes', 'financial items', 'depreciation and amortisation' and 'impairment losses and reversals'. EBITDA is a measure that is widely used by investors and analysts as it helps analyse operating results from core business operations without including the effects of capital structure, tax rates and depreciation and amortisation and impairment losses. These factors can vary substantially between companies. 'EBITDA at CER’ means that the effect of changes in exchange rates is excluded by measuring EBITDA (as defined above) at the average exchange rates for the same period prior year.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 35 of 39

EBITDA and EBITDA at CER

DKK million	H1 2025	H1 2024	% change H1 2025 to H1 2024	Q2 2025	Q2 2024	% change Q2 2025 to Q2 2024

Net profit	55,537	45,457	22%	26,503	20,050	32%
Income taxes	15,301	11,793	30%	7,302	5,282	38%
Financial income	(8,739)	(3,106)	181%	(5,314)	(960)	454%
Financial expenses	10,141	3,636	179%	4,958	1,562	217%
Operating profit (EBIT)	72,240	57,780	25%	33,449	25,934	29%
Depreciation, amortisation, impairment losses and reversals	8,663	11,759	(26%)	4,833	8,845	(45%)
EBITDA	80,903	69,539	16%	38,282	34,779	10%
Effect of exchange rates	2,138	633		2,790	(134)
EBITDA at CER	83,041	70,172	N/A	41,072	34,645	N/A
EBITDA previous period	69,539			34,779
% increase/(decrease) in constant exchange rates	19%			18%

Adjusted net profit
Novo Nordisk defines Adjusted net profit as ’Net profit’ excluding 'impairment losses and reversals on intangible assets', 'amortisations on intangible assets' and the related 'Tax effects of impairment losses and reversals and amortisations of intangible assets'. Adjusted net profit is considered to be relevant information for investors to enhance the comparability as it helps analyse financial performance from core business operations without including the effects of amortisation and impairment losses. These factors can vary substantially between companies and from year to year.

Adjusted net profit

DKK million	H1 2025	H1 2024	% change H1 2025 to H1 2024	Q2 2025	Q2 2024	% change Q2 2025 to Q2 2024

Net profit	55,537	45,457	22%	26,503	20,050	32%
Impairment losses and reversals on intangible assets	637	7,565	(92%)	635	6,808	(91%)
Amortisations on intangible assets	3,244	1,117	190%	1,621	531	205%
Tax effects of impairment losses and reversals and amortisations of intangible assets	(849)	(1,895)	(55%)	(494)	(1,594)	(69%)
Adjusted net profit	58,569	52,244	12%	28,265	25,795	10%

Free cash flow
Novo Nordisk defines free cash flow as ’net cash generated from operating activities’, less ‘net cash used in investing activities’, less repayment on lease liabilities and excluding net change of marketable securities. Free cash flow is a measure of the amount of cash generated in the period which is available for the Board of Directors to allocate between Novo Nordisk's capital providers, through e.g. dividends, share repurchases and repayment of debt (excluding lease liability repayments) or for retaining in the business to fund future growth.

The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 36 of 39

Free cash flow

DKK million	H1 2025	H1 2024	Q2 2025	Q2 2024

Net cash generated from operating activities	65,376	64,817	40,785	50,503
Net cash used in investing activities	(20,921)	(16,775)	(14,248)	(20,731)
Add-back of net purchase (net sale) of marketable securities	(10,139)	(6,172)	(2,111)	6,808
Repayment on lease liabilities	(745)	(561)	(347)	(291)
Free cash flow	33,571	41,309	24,079	36,289

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 37 of 39
APPENDIX 8: NEW SALES SPLIT PER AREA (ADDITIONAL INFORMATION)
As of January 2025, North America Operations and International Operations were reorganised and the sales split per area was restated to reflect the new organisation consisting of US Operations and International Operations. International Operations cover the following Regions: EUCAN (covering Europe and Canada), Emerging Markets (covering mainly Latin America, Middle East and Africa), APAC (covering Japan, Korea, Oceania and Southeast Asia) and Region China (covering Mainland China, Hong Kong and Taiwan).

Q2 2024 sales split per area

DKK million	Total	US Operations	International Operations	EUCAN	Emerging Markets	APAC	Region China

Diabetes and Obesity care segment
Injectable GLP-1	31,117	20,709	10,408	4,963	2,242	975	2,228
Ozempic®	28,875	19,448	9,427	4,664	1,914	866	1,983
Victoza®	2,242	1,261	981	299	328	109	245
Rybelsus®	5,918	2,909	3,009	1,653	535	768	53
Total GLP-1	37,035	23,618	13,417	6,616	2,777	1,743	2,281
Long-acting insulin	4,737	1,384	3,353	1,699	701	329	624
Awiqli®	2	—	2	2	—	—	—
Tresiba®	2,297	547	1,750	925	405	202	218
Xultophy®	1,067	54	1,013	507	78	94	334
Levemir®	1,371	783	588	265	218	33	72
Premix insulin	2,436	63	2,373	261	442	531	1,139
Ryzodeg®	1,163	—	1,163	45	157	306	655
NovoMix®	1,273	63	1,210	216	285	225	484
Fast-acting insulin	3,868	1,204	2,664	1,279	732	312	341
Fiasp®	565	144	421	318	49	54	—
NovoRapid®	3,303	1,060	2,243	961	683	258	341
Human insulin	1,571	286	1,285	220	589	261	215
Total insulin	12,612	2,937	9,675	3,459	2,464	1,433	2,319
Other Diabetes care[1]	533	47	486	137	79	74	196
Total Diabetes care	50,180	26,602	23,578	10,212	5,320	3,250	4,796
Wegovy®	11,659	9,907	1,752	1,648	104	—	—
Saxenda®	2,245	392	1,853	779	701	342	31
Total Obesity care	13,904	10,299	3,605	2,427	805	342	31
Diabetes and Obesity care total	64,084	36,901	27,183	12,639	6,125	3,592	4,827

Rare disease segment
Rare blood disorders[2]	2,864	1,255	1,609	859	402	217	131
Haemophilia A	613	102	511	298	52	45	116
Haemophilia B	361	158	203	153	11	35	4
NovoSeven®	1,802	932	870	404	327	128	11
Rare endocrine disorders[3]	730	196	534	174	192	166	2
Other Rare disease[4]	382	52	330	238	39	50	3
Rare disease total	3,976	1,503	2,473	1,271	633	433	136

Total sales	68,060	38,404	29,656	13,910	6,758	4,025	4,963
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
3) Primarily Norditropin® and Sogroya®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 38 of 39
APPENDIX 8: NEW SALES SPLIT PER AREA - CONTINUED (ADDITIONAL INFORMATION)

H1 2024 sales split per area

DKK million	Total	US Operations	International Operations	EUCAN	Emerging Markets	APAC	Region China

Diabetes and Obesity care segment
Injectable GLP-1	61,086	40,842	20,244	10,121	4,749	1,798	3,576
Ozempic®	56,685	38,392	18,293	9,568	4,208	1,582	2,935
Victoza®	4,401	2,450	1,951	553	541	216	641
Rybelsus®	10,931	5,245	5,686	3,030	1,122	1,426	108
Total GLP-1	72,017	46,087	25,930	13,151	5,871	3,224	3,684
Long-acting insulin	9,902	3,051	6,851	3,299	1,530	693	1,329
Awiqli®	2	—	2	2	—	—	—
Tresiba®	5,060	1,471	3,589	1,784	885	430	490
Xultophy®	2,190	148	2,042	997	187	201	657
Levemir®	2,650	1,432	1,218	516	458	62	182
Premix insulin	5,404	259	5,145	525	971	1,104	2,545
Ryzodeg®	2,430	—	2,430	90	323	641	1,376
NovoMix®	2,974	259	2,715	435	648	463	1,169
Fast-acting insulin	8,355	3,004	5,351	2,473	1,464	603	811
Fiasp®	1,132	323	809	620	88	101	—
NovoRapid®	7,223	2,681	4,542	1,853	1,376	502	811
Human insulin	3,316	642	2,674	447	1,306	499	422
Total insulin	26,977	6,956	20,021	6,744	5,271	2,899	5,107
Other Diabetes care[1]	1,116	105	1,011	279	148	140	444
Total Diabetes care	100,110	53,148	46,962	20,174	11,290	6,263	9,235
Wegovy®	21,036	18,139	2,897	2,723	173	1	—
Saxenda®	3,903	390	3,513	1,624	1,215	618	56
Total Obesity care	24,939	18,529	6,410	4,347	1,388	619	56
Diabetes and Obesity care total	125,049	71,677	53,372	24,521	12,678	6,882	9,291

Rare disease segment
Rare blood disorders[2]	5,752	2,485	3,267	1,671	987	443	166
Haemophilia A	1,216	287	929	543	151	101	134
Haemophilia B	623	243	380	285	13	73	9
NovoSeven®	3,754	1,856	1,898	825	797	253	23
Rare endocrine disorders[3]	1,843	924	919	375	230	309	5
Other Rare disease[4]	765	100	665	462	103	93	7
Rare disease total	8,360	3,509	4,851	2,508	1,320	845	178

Total sales	133,409	75,186	58,223	27,029	13,998	7,727	9,469
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
3) Primarily Norditropin® and Sogroya®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

Financial report for the period 1 January 2025 to 30 June 2025	Page 39 of 39
APPENDIX 8: NEW SALES SPLIT PER AREA - CONTINUED (ADDITIONAL INFORMATION)

2024 sales split per area

DKK million	Total	US Operations	International Operations	EUCAN	Emerging Markets	APAC	Region China

Diabetes and Obesity care segment
Injectable GLP-1	125,824	85,901	39,923	20,987	8,712	3,487	6,737
Ozempic®	120,342	84,202	36,140	19,818	7,448	3,112	5,762
Victoza®	5,482	1,699	3,783	1,169	1,264	375	975
Rybelsus®	23,301	10,795	12,506	6,783	2,182	3,030	511
Total GLP-1	149,125	96,696	52,429	27,770	10,894	6,517	7,248
Long-acting insulin	19,095	5,539	13,556	6,698	2,803	1,359	2,696
Awiqli®	19	—	19	13	—	—	6
Tresiba®	9,905	2,807	7,098	3,632	1,642	846	978
Xultophy®	4,503	281	4,222	2,068	347	393	1,414
Levemir®	4,668	2,451	2,217	985	814	120	298
Premix insulin	10,789	632	10,157	1,039	2,067	2,267	4,784
Ryzodeg®	4,929	—	4,929	186	627	1,334	2,782
NovoMix®	5,860	632	5,228	853	1,440	933	2,002
Fast-acting insulin	18,522	7,774	10,748	4,962	3,111	1,201	1,474
Fiasp®	1,869	214	1,655	1,269	192	194	—
NovoRapid®	16,653	7,560	9,093	3,693	2,919	1,007	1,474
Human insulin	6,967	1,535	5,432	868	2,745	1,013	806
Total insulin	55,373	15,480	39,893	13,567	10,726	5,840	9,760
Other Diabetes care[1]	2,120	212	1,908	553	277	296	782
Total Diabetes care	206,618	112,388	94,230	41,890	21,897	12,653	17,790
Wegovy®	58,206	45,770	12,436	7,705	2,677	1,858	196
Saxenda®	6,940	778	6,162	2,795	2,195	1,070	102
Total Obesity care	65,146	46,548	18,598	10,500	4,872	2,928	298
Diabetes and Obesity care total	271,764	158,936	112,828	52,390	26,769	15,581	18,088

Rare disease segment
Rare blood disorders[2]	12,138	5,388	6,750	3,391	2,040	956	363
Haemophilia A	2,454	538	1,916	1,112	348	220	236
Haemophilia B	1,306	486	820	614	38	151	17
NovoSeven®	7,983	4,135	3,848	1,613	1,604	521	110
Rare endocrine disorders[3]	4,993	2,921	2,072	818	511	702	41
Other Rare disease[4]	1,508	159	1,349	946	195	199	9
Rare disease total	18,639	8,468	10,171	5,155	2,746	1,857	413

Total sales	290,403	167,404	122,999	57,545	29,515	17,438	18,501
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
3) Primarily Norditropin® and Sogroya®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Financial Information
Company announcement No 20 / 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 6, 2025
Novo Nordisk A/S

Lars Fruergaard Jørgensen
Chief Executive Officer